LIMITED LIABILITY COMPANY AGREEMENT

OF

NOYACK LLC

MAY 27, 2025

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY AGREEMENT

OF

NOYACK LLC

This Limited Liability Company Agreement (this "Agreement") of NOYACK LLC, a Delaware limited liability company (the "Company"), is entered into and made effective as of May 27, 2025, by and among Charles J. Follini, as its sole initial Member (the "Initial Member"), and any other Persons who may hereafter be admitted as Members of the Company pursuant to the terms of this Agreement.

WHEREAS, the Company has been duly formed as a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act (the "Delaware Act"), and a Certificate of Formation for the Company has been filed with the Secretary of State of the State of Delaware on May 27, 2025;

WHEREAS, the Initial Member desires to adopt this Agreement to govern the affairs of the Company and the conduct of its business; and

WHEREAS, the Initial Member acknowledges that additional Members may hereafter be admitted to the Company in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Initial Member hereby agrees as follows:

The Initial Member hereby approves, ratifies, and confirms the filing of the Company's Certificate of Formation and adopts this Agreement as the "limited liability company agreement" of the Company within the meaning of the Delaware Act. The Company shall be a manager-managed limited liability company governed by a Board of Managers. Each Person who hereafter acquires or holds any Units of the Company shall be deemed, by virtue of such acquisition or holding, to have become a party to and bound by this Agreement, and such Person's acceptance of any Unit shall constitute execution of this Agreement by joinder as provided herein.

ARTICLE 1
GENERAL PROVISIONS

1.1 Definitions. For the purposes of this Agreement, the following terms shall have the following meanings:

"Adjustment Year" has the meaning ascribed to such phrase under Section 6225(d)(2) of the Code.

"Administrative Services Agreement" has the meaning set forth in Section 2.1(c).

"Administrator" has the meaning set forth in Section 2.1(c).

"Affiliate" means, with respect to any Person (the "Subject Person"), any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Subject Person.

For purposes of this definition, the term "control" (including, with correlative meanings, "controlled by" and "under common control with") has the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and generally means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or other voting or economic interests, by contract, by membership, management, or general partner rights, or otherwise; provided that (x) control shall be presumed to exist where a Person (1) owns or Beneficially Owns, directly or indirectly, fifty percent (50%) or more of the outstanding voting power of another Person or (2) has the present right to appoint or remove a majority of the managers, directors, or other governing body of such Person, and (y) such presumption may be rebutted by clear evidence to the contrary.

In determining whether control exists, the Board may, in good faith, consider contractual veto, approval, or consent rights that effectively direct or materially influence the management or policies of such Person. Neither the Company nor any of its Subsidiaries shall be deemed an Affiliate of any Member, and no Member shall be deemed an Affiliate of the Company or any of its Subsidiaries solely by reason of being a Member. For the avoidance of doubt, references in this Agreement to an "Affiliate of the Administrator" or an "Affiliate of a Member" shall be interpreted in accordance with this definition.

"Agreement" has the meaning set forth in the preamble.

"Beneficial Owner" means, with respect to any security, any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares (i) voting power, which includes the power to vote or to direct the voting of such security, and/or (ii) investment power, which includes the power to dispose or to direct the disposition of such security.

The terms "Beneficially Own", "Beneficially Owned", and "Beneficial Ownership" shall have correlative meanings.

Whether a Person is a Beneficial Owner shall be determined in accordance with Rule 13d-3(a) under Section 13(d) of the Exchange Act, as amended from time to time, and any successor provisions thereto. If a Person would be deemed a Beneficial Owner pursuant to such rule, that Person shall be deemed a Beneficial Owner for all purposes of this Agreement; conversely, if a Person would not be deemed a Beneficial Owner under such rule, that Person shall not be deemed a Beneficial Owner for purposes of this Agreement.

For the avoidance of doubt, references to voting power shall, where applicable, include the power to consent or withhold consent under this Agreement or applicable law, and the Board may rely in good faith on information contained in the Company's records, transfer agent reports, or Member certifications when determining Beneficial Ownership for any purpose under this Agreement.

"Board" has the meaning set forth in Section 2.1.

"Business Day" means any day other than a Saturday, Sunday or legal holiday in the State of Delaware or the State of New York.

"Capital Contribution" means, with respect to each Member, the amount of cash or the Fair Value of any property contributed or deemed to be contributed by such Member to the capital of the Company from time to time pursuant to Section 3.1.

"Cause" has the meaning set forth in Section 2.9.

"Certificate" means a certificate (i) in global form in accordance with the rules and regulations of the Depositary or (ii) in such other form as may be adopted by the Board, issued by the Company evidencing ownership of one or more Units of the Company.

"Change in Tax Classification" has the meaning set forth in Section 8.7.

"Class A Member" means a Member holding one or more Class A Units.

"Class A Units" has the meaning set forth in Section 2.4(a).

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Commission" means the United States Securities and Exchange Commission.

"Company" has the meaning set forth in the preamble.

"Delaware Act" means Chapter 18 of Subtitle II of Title 6 of the Delaware Code, referred to as the Delaware Limited Liability Company Act, as amended from time to time, and any successor thereto.

"Dissolution Event" has the meaning set forth in Section 6.1.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, supplemented, or restated from time to time, and the rules and regulations promulgated thereunder.

"Fair Value" means, with respect to any property, security, or other asset (other than cash), the value that would be agreed upon in an arm's-length transaction between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of the relevant facts, as determined in good faith by the Board, consistent with the standards of good faith and fair dealing under the Delaware Act.

In determining Fair Value, the Board may consider any information, valuation methodology, or factors it deems appropriate in its commercially reasonable discretion, including, without limitation, third-party appraisals, comparable market data, recent financing or sale transactions, discounted cash flow analyses, or independent expert opinions.

The determination of Fair Value by the Board, made in good faith and absent manifest error, shall be conclusive and binding on all Members and the Company for all purposes under this Agreement.

"Fiscal Year" means each fiscal year of the Company (or portion thereof), which shall end on December 31; provided, however, that, upon Termination of the Company, "Fiscal Year" means the period from January 1 immediately preceding such Termination of the Company to the date of such Termination of the Company. For accounting consistency, Fiscal Year shall be interpreted in conjunction with Section 5.1 ("Accounting Basis").

"Initial Member" has the meaning set forth in the introductory paragraph.

"Involuntary Transfer" means any Transfer of Units or proposed Transfer of Units (i) in the case of a Member who is a natural person, upon such Member's death or the entry by a court of competent jurisdiction adjudicating such Member incompetent to manage such Member's person or property; (ii) in the case of a Member that is a trust, the termination of the trust; (iii) in the case of a Member that is a partnership, the dissolution and commencement of winding up of such partnership; (iv) in the case of a Member that is an estate, the distribution by the fiduciary of the estate's interest in the Company; and (v) in the case of a Member that is a corporation, the filing of a certificate of dissolution, or its equivalent, or the revocation of its charter.

"Liabilities" has the meaning set forth in Section 4.2(b).

"Liquidating Trustee" has the meaning set forth in Section 6.2(a).

"Manager" has the meaning set forth in Section 2.1.

"Member" includes any Person admitted to the Company as a Member.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under Governing Law, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Exchange Act or any successor thereto.

"Offerings" means, collectively, (i) the offering by the Company of Class A Units (or other classes or series of Units designated by the Board) pursuant to Regulation Crowdfunding under the Securities Act, (ii) any private placement by the Company of Units, including without limitation Class A Units, conducted pursuant to Regulation D under the Securities Act, and (iii) any subsequent or replacement offering of Units, including the continuation, expansion, or modification of any prior offering, as determined by the Board in its sole and good faith discretion, in each case subject to compliance with applicable federal and state securities laws.

Each such offering shall be conducted on such terms and conditions, and through such intermediaries, funding portals, or placement agents, as the Board may approve, and the Board may authorize additional or follow-on Offerings from time to time without the necessity of amending this Agreement.

"Officers" has the meaning set forth in Section 2.2(a).

"Partnership Representative" has the meaning set forth in Section 5.2(a).

"Percentage Interest" means, with respect to any Member, the quotient (expressed as a percentage) obtained by dividing (a) the total number of Units owned by such Member ("MU") by (b) the total number of Units owned by all Members ("TU") at the time of determination, such that:

$$\text{Percentage Interest} = (MU/TU) \times 100\%$$

For the avoidance of doubt:

A. MU shall include all Units of every class or series held by such Member, unless this Agreement expressly provides that a particular class of Units shall be excluded from such calculation;

B. TU shall include all outstanding Units of the Company entitled to share in allocations and distributions as of such date; and

C. The Board may adjust the calculation of Percentage Interests from time to time to reflect any reclassification, recapitalization, subdivision, or combination of Units, in its good faith discretion, maintaining equitable treatment among Members.

The Percentage Interests of all Members, as adjusted from time to time, shall be reflected on the books and records of the Company and may be rounded to the nearest one-thousandths of one percent (0.001%) for administrative convenience.

"Person" means any individual, partnership, corporation, limited liability company, trust, estate, association, joint venture, unincorporated organization, or any other entity, and shall also include any government, governmental agency, authority, or instrumentality, or any political subdivision thereof.

For the avoidance of doubt, the term "Person" includes any custodian, nominee, fiduciary, executor, trustee, or other representative acting in a similar capacity on behalf of another Person.

"Protected Person" means the Company, the Administrator, each Manager, each member of the Board, each Officer, and each of their respective Affiliates, employees, representatives, and agents, acting in such capacity, together with any Person designated by the Board from time to time to receive the benefit of indemnification under Section 4.2.

For the avoidance of doubt, a Person shall be deemed a Protected Person only with respect to acts or omissions taken in good faith in the performance of its duties or authority under this Agreement, and not in connection with any conduct determined by a court of competent jurisdiction to constitute fraud, gross negligence, willful misconduct, or a knowing violation of law.

"Record Date" means the date established by the Company for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Members or entitled to

exercise rights in respect of any lawful action of Members or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

"Record Holder" or "holder" means the Person in whose name such Units are registered on the books of the Company or the Transfer Agent, as applicable, as of the opening of business on a particular Business Day.

"Reviewed Year" has the meaning ascribed to said phrase under Section 6225(d)(1) of the Code.

"Securities Act" means the Securities Act of 1933, as amended, supplemented, or restated from time to time, and the rules and regulations promulgated thereunder.

"Service" has the meaning set forth in Section 5.2(a).

"Substitute Member" means a Person who is admitted as a Member of the Company pursuant to Section 2.7 as a result of a Transfer of Units to such Person.

"Tax Proceeding" has the meaning set forth in Section 5.2(a).

"Termination" means the termination of the Company pursuant to Section 6.2.

"Transfer" means, with respect to a Unit and the associated membership interest in the Company, a transaction by which the Record Holder of a Unit assigns such Unit to another Person who is or becomes a Member, and includes a sale, assignment, gift, exchange, or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

"Transfer Agent" means, with respect to any class of Units, such bank, trust company or other Person (including the Company or one of its Affiliates) as may be appointed from time to time by the Company to act as registrar and transfer agent for such class of Units, provided that if no Transfer Agent is specifically designated for such class of Units, the Administrator or the Company shall act in such capacity.

"Treasury Regulations" means the regulations of the U.S. Treasury Department issued pursuant to the Code.

"Units" has the meaning set forth in Section 2.4(a) and refers collectively to all units of membership interest of the Company, including Class A Units and any other classes or series authorized under this Agreement.

"Winding Up Period" means the period from the Dissolution Event to the Termination of the Company pursuant to Section 6.3.

1.2 <u>Name</u>. The name of the Company is "NOYACK LLC." All business of the Company shall be conducted under such name or such other name or names as the Board may from time to time determine. The Board may change the name of the Company at any time. The appropriate officers are authorized to make, execute, deliver, and file any certificates, notices and

other instruments necessary or desirable to reflect or implement any such change of name or the use of any assumed or fictitious name in any jurisdiction, including without limitation the filing of a Certificate of Amendment with the Secretary of State of the State of Delaware.

1.3 Principal Office. The principal office of the Company shall be located at 33 Park Place, Suite 400, New York, NY 10007, or at such other place or places as may be determined by the Board from time to time, without notice to the Members. The Board may from time to time establish additional offices and places of business of the Company and may cause the Company to qualify to do business in any jurisdiction where such qualification is required.

1.4 Registered Office and Registered Agent. The address of the registered office of the Company in the State of Delaware and the name of the registered agent for service of process on the Company in the State of Delaware shall be such office and agent as the Board may from time to time determine and as shall be set forth in the Certificate of Formation or in a Certificate of Amendment filed with the Secretary of State of the State of Delaware**,** or any successor thereto.

1.5 Term. The term of the Company commenced on May 27, 2025, the date of the filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware, and shall continue until the Company is dissolved in accordance with Article 6 of this Agreement *(or earlier as provided herein)*.

1.6 Purpose and Powers.

(a) The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be formed under the Delaware Act and to do any and all things necessary, convenient, or incidental thereto, as determined from time to time by the Board. Without limiting the foregoing, the Company may, among other activities, develop and integrate advanced artificial-intelligence agents into a unified platform designed to assist individuals with the management of wealth and investment portfolios, and undertake activities ancillary or incidental thereto.

(b) The Company shall possess and may exercise all powers and privileges granted by the Delaware Act, by this Agreement, and by applicable law, together with any powers incidental or ancillary thereto that are necessary or convenient to the conduct, promotion, or attainment of the Company's business and purposes, and the Board may cause the Company to exercise any and all such powers.

1.7 Power of Attorney.

(a) Each Member hereby constitutes and appoints the Board, the Chief Executive Officer, the Chief Financial Officer, and the Secretary of the Company and, if a Liquidating Trustee shall have been selected pursuant to Section 6.2(a), such Liquidating Trustee (and any successor to the Liquidating Trustee by merger, transfer, assignment, election, or otherwise), and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his, her, or its true and lawful agent and attorney-in-fact, with full power and authority in his, her, or its name, place, and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices:

(A) all certificates, documents, and other instruments (including this Agreement and the Certificate of Formation and all amendments or restatements hereof or thereof) that the Chief Executive Officer, Chief Financial Officer, or Secretary of the Company, or the Liquidating Trustee, determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property;

(B) all certificates, documents, and other instruments that the Chief Executive Officer, the Chief Financial Officer, or Secretary of the Company, or the Liquidating Trustee, determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement;

(C) all certificates, documents, and other instruments (including conveyances and a certificate of cancellation) that the Board or the Liquidating Trustee determines to be necessary or appropriate to reflect the dissolution, liquidation, and termination of the Company pursuant to the terms of this Agreement;

(D) all certificates, documents, and other instruments relating to the admission, withdrawal, removal, or substitution of any Member pursuant to, or other events described in, Article 2 or Article 3;

(E) execute, deliver, and file all certificates, documents, agreements, and other instruments (including any agreement or certificate of merger, consolidation, or conversion) relating to any merger, consolidation, conversion, or similar reorganization of the Company pursuant to the Delaware Act; and

(F) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Board or the Liquidating Trustee determines to be necessary or appropriate to (i) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Members hereunder or is consistent with the terms of this Agreement or (ii) effectuate the terms or intent of this Agreement; provided, that when required by any provision of this Agreement that establishes a percentage of the Members or of the Members of any class or series required to take any action, the Chief Executive Officer, Chief Financial Officer, or Secretary of the Company, or the Liquidating Trustee, may exercise the power of attorney made in this Section 1.7(a)(ii) only after the necessary vote, consent, approval, agreement, or other action of the Members or of the Members of such class or series, as applicable.

(b) Nothing contained in this Section 1.7 shall be construed as authorizing the Chief Executive Officer, Chief Financial Officer, or Secretary of the Company, or the Liquidating

Trustee, to amend or modify this Agreement, except in accordance with Section 8.2 or as may be otherwise expressly provided for in this Agreement.

(c) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy, or termination of any Member, or the Transfer of all or any portion of such Member's Units, and shall extend to such Member's heirs, successors, assigns, and personal representatives.

Each such Member hereby agrees to be bound by any representation made by the Chief Executive Officer, Chief Financial Officer, or Secretary of the Company, or the Liquidating Trustee, acting in good faith pursuant to such power of attorney, and each such Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm any such action of the Chief Executive Officer, Chief Financial Officer, or Secretary of the Company, or the Liquidating Trustee, taken in good faith under such power of attorney in accordance with this Section 1.7.

Each Member shall execute and deliver to the Chief Executive Officer, Chief Financial Officer, or Secretary of the Company, or the Liquidating Trustee, within 15 days after receipt of a request therefor, such further designations, powers of attorney, and other instruments as any of such Officers or the Liquidating Trustee determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Company.

ARTICLE 2
MANAGEMENT; MEMBERS AND UNITS

2.1 Rights and Duties of the Board of Managers.

(a) The Company is a manager-managed limited liability company. Accordingly, management of the affairs of the Company shall be vested in a Board of Managers (the "Board"). The persons constituting the Board (each, a "Manager") will be (i) the "managers" of the Company for all purposes under the Delaware Act and (ii) the Board for all purposes under this Agreement. The Board will have the power to act only by a majority of the Managers in accordance with the provisions and in the manner specified herein. A person does not need to be a Member to serve on the Board. The Board shall initially consist of two Managers, Charles J. Follini and Stephen I. Robie, each of whom shall serve until he resigns or is replaced by a majority of the Board, and new members of the Board shall be appointed by a majority of the Board; provided, however, that the Members holding sixty-six and two-thirds percent (66 2/3%) of the Class A Units may vote to remove and replace a Manager for "Cause" in accordance with Section 2.9. The size of the Board may be increased (including, without limitation, in connection with forming a Special Committee), or decreased from time to time by action of the Board.

(b) Except for cases in which the approval of Members, or the Delaware Act, expressly requires otherwise, the Board shall have complete and exclusive discretion in the management and control of the affairs and business of the Company, and shall possess all powers necessary, convenient or appropriate for carrying out the purposes and business of the Company, including doing all things and taking all actions necessary to carry out the terms and provisions of

this Agreement. Except as otherwise expressly provided in this Agreement, the Board shall have full authority in its discretion, to exercise, on behalf of and in the name of the Company, all rights and powers of a "manager" of a limited liability company under the Delaware Act necessary or convenient to carry out the purposes of the Company. Except as otherwise expressly provided in this Agreement, the Board or Persons designated by the Board, including officers and agents (including the Administrator) appointed by the Board, will be the only Persons authorized to execute documents that will be binding on the Company. To the fullest extent permitted by Delaware law, but subject to any specific provisions hereof granting rights to one (1) or more Members, the Board will have the power to perform any acts, statutory or otherwise, with respect to the Company (including with respect to any subsidiary of the Company) or this Agreement, which would otherwise be possessed by the Members under Delaware law, and the Members will have no power whatsoever with respect to the management of the business and affairs of the Company (including with respect to any subsidiary of the Company) except as expressly provided herein.

(c) The Company shall enter into an administrative services agreement with Noyack Capital LLC (the "Administrator"), in form and substance as reasonably determined by the Board (the "Administrative Services Agreement"). The Board has authorized the Administrator to administer all day-to-day operations of the Company in accordance with the Administrative Services Agreement. Any amendment, modification, or waiver of the Administrative Services Agreement that would be materially adverse or detrimental to the interests of the Members of the Company must be approved by the holders of a majority of the outstanding Class A Units (other than any Class A Units Beneficially Owned by the Administrator or any Affiliate thereof, which shall not be entitled to vote on such matter or be counted for purposes of determining a quorum or majority hereunder)..

(d) Subject to the terms and conditions herein, all decisions regarding the management and operations of the Company shall be made by the Board; provided, however, that the Administrator shall have all power and authority necessary to effectuate the intent and purpose of the Administrative Services Agreement, and the Board may designate any Officers of the Company to exercise control or authority with respect to one or more decisions or areas of operation, and may include such limitations or restrictions on such power as they may deem reasonable.

2.2 Officers.

(a) At any time, the Board may appoint and replace individuals as officers or agents of the Company ("Officers"), with such titles, powers, and duties as the Board may from time to time determine and delegate to such individuals. Any number of offices may be held by the same individual. Officers shall hold their offices at the pleasure of the Board and for such terms as shall be determined from time to time by the Board, and shall continue until their successors are duly appointed and qualified or until such Officer's earlier resignation or removal. Unless otherwise determined and set forth by the Board, and subject to the policies and procedures of the Company applicable to Officers and employees, each Officer shall have the powers, rights, and obligations customarily held and exercised by persons in similar positions in limited liability companies organized under the Delaware Act, subject to Section 2.1(c). Each Officer shall perform such duties as are assigned by the Board or are customarily incident to the office held and may

sign and deliver, in the name of the Company, any instrument or document authorized by the Board. The Officers may also be officers or employees of other Persons. Any Officer may be removed, with or without Cause, by the Board at any time, and any Officer may resign at any time upon written notice to the Board, such resignation to be effective upon receipt or at such later time as specified in such notice. The removal or resignation of an Officer shall be without prejudice to any contractual rights, if any, of the Company or of such Officer. The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company. Except to the extent otherwise provided herein, each Officer shall have a fiduciary duty of loyalty and care as set forth in the Delaware Act. No Officer shall at any time serve as trustee in bankruptcy for any Affiliate of the Company. Nothing in this Section 2.2(a) shall limit or modify the powers or responsibilities of the Administrator under Section 2.1(c) or the Administrative Services Agreement.

(b) Notwithstanding the foregoing, it shall be deemed not to be a breach of any duty (including any fiduciary duty) or any other obligation of any type whatsoever of any Manager, or any officer or employee, or any Affiliate of such Manager, officer, or employee (other than any express obligation contained in any agreement to which such Person and the Company or any of its subsidiaries are parties), to engage in outside business interests and activities in preference to or to the exclusion of the Company, or in direct competition with the Company; provided, such Person does not engage in such business or activity as a result of or using confidential information provided by or on behalf of the Company to such Person; provided, further, that a Person shall not be deemed to be in direct competition with the Company solely because of such Person's ownership, directly or indirectly, solely for investment purposes, of securities of any publicly traded entity, if such Person does not, together with such Person's Affiliates, collectively own five percent (5%) or more of any class of securities of such publicly traded entity, and such Person is not a director or officer (and does not hold an equivalent position) in such publicly traded entity. Neither the Board, nor any officer or employee, shall have any obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Company that may become available to Affiliates of such Person. No Member or other Person shall have any rights, by virtue of the Board's or any officer's or employee's duties as the Board, any Manager, officer, or employee, or this Agreement, in any business ventures of the Administrator or any Manager, officer, or employee, or any Affiliates of the Administrator or any such Manager, officer, or employee.

(c) Charles J. Follini is hereby designated as the Chief Executive Officer of the Company, and Stephen I. Robie is designated as the Chief Financial Officer and Secretary of the Company, each to serve in such capacity until his earlier death, resignation, or removal from office in accordance with Section 2.2(a).

2.3 Members.

(a) A Person shall be admitted as a Member and shall become bound by, and shall be deemed to have agreed to be bound by, the terms of this Agreement if such Person purchases or otherwise lawfully acquires any Unit, and such Person shall become the Record Holder of such Unit in accordance with the provisions of this Agreement and shall have the rights

and obligations accorded to the Class A Units with respect to such Class A Units. A Person may become a Record Holder without the consent or approval of any of the Members and without physical execution of this Agreement. A Person may not become a Member without acquiring a Unit.

(b) The name and mailing address of each Member, or such Member's representative, shall be listed on the books and records of the Company, maintained for such purpose by the Company or the Transfer Agent, in accordance with the requirements of the Delaware Act.

(c) Except as otherwise provided in the Delaware Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member of the Company.

(d) Except to the extent expressly provided in this Agreement: (i) no Member shall be entitled to the withdrawal or return of any Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Company may be considered as such by law and then only to the extent provided for in this Agreement; (ii) no Member shall have priority over any other Member either as to the return of Capital Contributions or as to profits, losses, or distributions; (iii) no interest shall be paid by the Company on Capital Contributions; and (iv) no Member, in its capacity as such, shall participate in the operation or management of the Company's business, transact any business in the Company's name or have the power to sign documents for or otherwise bind the Company by reason of being a Member.

(e) Any Member shall be entitled to, and may have, business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company. Neither the Company nor any other Member shall have any rights, by virtue of this Agreement, in any such business interests or activities of any Member.

2.4 Units; Membership Interests.

(a) The initial membership interests in the Company shall consist of Class A Units having the rights and preferences as set forth herein (the "Class A Units"). The number of Class A Units shall be limited to the number of Class A Units purchased by the Initial Member, plus the maximum number of Class A Units offered in the Offerings, plus the number of Class A Units, which may be issued pursuant to the Administrative Services Agreement. The Units of the Members shall be as set forth on Exhibit A attached hereto, which may be updated as set forth herein. For the avoidance of doubt, pursuant to Section 2.4(c), the Board shall have the authority to issue additional classes of membership interests in such numbers and with such rights and preferences as the Board shall determine in its sole discretion (such additional membership interests, collectively with the Class A Units, are referred to herein as the "Units"). The name and mailing address of each Member, or such Member's representative, shall be listed on the books and records of the Company maintained for such purpose by the Company or the Transfer Agent.

(b) Notwithstanding any provision to the contrary in this Agreement, the Board shall have full power and authority to schedule one or more closings to issue Class A Units, and admit Members to the Company, in accordance with the provisions of this Agreement.

(c) In addition to the Class A Units, the Board may classify any unissued Membership Interests, and reclassify any previously classified Membership Interests, from time to time, into one or more classes or series of Membership Interests. Prior to the issuance of any classified or reclassified Membership Interests, the Board, by resolution, shall: (i) designate that class or series to distinguish it from all other classes and series of Membership Interests, and (ii) set or change, subject to the express terms of any class or series of Membership Interests outstanding at the time, the preferences, conversion rights, voting powers, restrictions, and limitations, if any, as to distributions. Any of the terms of any class or series of Membership Interests set or changed pursuant to clause (ii) of this Section 2.4(c) may be made dependent upon facts and events ascertainable outside this Agreement and may vary among holders thereof.

2.5 Certificates and Representations of Units.

(a) Units may be recorded in book entry form, or may be evidenced by Certificates, or electronic or crypto tokens or coins, or in any other form, as determined by the Board, as may be permitted by the Delaware Act. Notwithstanding anything to the contrary herein, unless the Board shall determine otherwise in respect of one or more classes of Units, Units shall not be evidenced by physical Certificates. No Member shall have the right to require the Company to issue physical Certificates representing Units for any reason, except as may be required by applicable law. If the Board authorizes the issuance of Units to any Person in the form of physical Certificates, the Company shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. Certificates shall be executed on behalf of the Company by the Board. If and to the extent a Transfer Agent has been appointed with respect to any class or series of Units, no Certificate representing such class or series of Units shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the Board elects to issue Units in global form, the Certificates representing Units shall be valid upon receipt of a Certificate from the Transfer Agent certifying that the Units have been duly registered in accordance with the directions of the Company. Any or all of the signatures required on the Certificate may be by facsimile. If any officer or Transfer Agent who shall have signed, or whose facsimile signature shall have been placed upon, any such Certificate shall have ceased to be such officer or Transfer Agent before such Certificate is issued by the Company, such Certificate may nevertheless be issued by the Company with the same effect as if such Person were such officer or Transfer Agent at the date of issue. Certificates for any class or series of Units shall be consecutively numbered, entered on the books and records of the Company as they are issued, and shall exhibit the holder's name and number and type of Units.

(b) If any mutilated Certificate is surrendered to the Company or the Transfer Agent, the appropriate officers on behalf of the Company shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and class or series of Units as the Certificate so surrendered. The appropriate officers on behalf of the Company shall execute, and the Transfer Agent shall countersign and deliver, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate: (i) makes proof by affidavit, in form and substance satisfactory to the Company, that a previously issued Certificate

has been lost, destroyed, or stolen; (ii) requests the issuance of a new Certificate before the Company has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim; (iii) if requested by the Company, delivers to the Company a bond, in form and substance satisfactory to the Company, with surety or sureties and with fixed or open penalty as the Company may direct to indemnify the Company and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction, or theft of the Certificate; and (iv) satisfies any other reasonable requirements imposed by the Company. If a Member fails to notify the Company within a reasonable time after such Member has notice of the loss, destruction, or theft of a Certificate, and a Transfer of the Units represented by the Certificate is registered before the Company or the Transfer Agent receives such notification, the Member shall be precluded from making any claim against the Company or the Transfer Agent for such Transfer or for a new Certificate. As a condition to the issuance of any new Certificate under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

2.6 Record Holders. The Company shall be entitled to recognize the Record Holder as the owner of a Unit and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Unit on the part of any other Person, regardless of whether the Company has actual or constructive notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Units are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company, or clearing corporation, or an agent of any of the foregoing) is acting as nominee, agent, or in another representative capacity for another Person in acquiring or holding Units, as between the Company, on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Units.

2.7 Registration and Transfer of Units.

(a) Any Transfer of any Units shall be completed only upon compliance by the Member and the proposed transferee with all applicable laws (including federal and state securities laws) and the satisfaction of any conditions established by the Board pursuant to this Agreement, and in accordance with the provisions of this Agreement.

(b) Other than (i) any Transfer of Units that is an Involuntary Transfer, or (ii) any Transfer that occurs on an alternative trading system or Secondary Market that has been approved by the Board, on behalf of the Company, in writing, any other Transfer of Units shall be subject to the prior written approval of the Board (on behalf of the Company), which approval may be given or withheld in its sole discretion, and shall be evidenced in writing and delivered to the transferring Member.

(c) The Company shall keep, or cause to be kept on its behalf, a register (which may be maintained in electronic form) providing for the registration and Transfer of Units. The Company may appoint a Transfer Agent to act as registrar and transfer agent for the purpose of registering any class of Units and Transfers of such class of Units as provided herein. The appointment, replacement, or removal of any Transfer Agent shall be subject to approval of the Board. For Units represented by Certificates, upon surrender of a Certificate for registration of

Transfer of any Units evidenced thereby, the appropriate Officers of the Company shall execute and deliver – and, in the case of Units for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver – in the name of the holder or the designated transferee or transferees (as required pursuant to the Record Holder's instructions) one or more new Certificates evidencing the same aggregate number and type of Units as were evidenced by the Certificate so surrendered. Each transferor shall provide contact information for each such transferee (including mailing address and, if applicable, electronic mail address) for inclusion on Exhibit A. The register shall be conclusive as to ownership of Units, and the Company shall treat the Person whose name appears in such register as the Record Holder of such Units for all purposes of this Agreement.

(d) The Company shall not recognize any Transfer of Units, whether or not evidenced by Certificates, until such Transfer has been duly recorded in the register maintained by or on behalf of the Company and, in the case of Units evidenced by Certificates, until the Certificates evidencing such Units are surrendered for registration of Transfer. No charge shall be imposed by the Company for such Transfer, *provided that*, as a condition to the issuance or registration of Transfer of Units, whether or not such Units are evidenced by Certificates, and subject to the approval requirements of Section 2.7(b), the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(e) By acceptance of the Transfer of any Units, subject to the approval requirements of Section 2.7(b), each transferee of a Unit (including any nominee holder or an agent or representative acquiring such Unit for the account of another Person) (i) shall be admitted to the Company as a Substitute Member with respect to the Units so Transferred to such transferee when any such Transfer or admission is reflected in the books and records of the Company or the Transfer Agent, as applicable; (ii) shall be deemed to agree to be bound by the terms of this Agreement; (iii) shall become the Record Holder of the Units so transferred; (iv) grants powers of attorney to the Officers of the Company and any Liquidating Trustee, as provided in Section 1.7; and (v) is deemed to make the consents and waivers contained in this Agreement. The Transfer of any Units and the admission of any new Member shall not constitute an amendment to this Agreement.

(f) Nothing contained in this Agreement shall preclude the electronic book-entry-only Transfer of Units, or the settlement of any transactions involving Units entered into through electronic systems (including any alternative trading system or Secondary Market approved by the Board) maintained by the Administrator on behalf of the Company, subject to the supervision and direction of the Board, or through facilities of any National Securities Exchange on which such Units are listed for trading.

(g) Notwithstanding the definition of the term "Transfer," the Initial Member (as identified in the Preamble) and its Affiliates shall be permitted to pledge any or all of its or their respective Units to unaffiliated third-party lenders, and, for the avoidance of doubt, such lenders shall not be subject to the provisions of this Section 2.7 if they obtain Beneficial Ownership of such Units in connection with any foreclosure or enforcement of such pledge following a default by the Initial Member or its Affiliates. Following such foreclosure or enforcement, any such lender shall be deemed a Substitute Member with respect to such Units and shall be subject to the terms of this Agreement as provided in Section 2.7(e).

(h) Any Class A Units held by a Member that Beneficially Owns greater than ten percent (10%) of the outstanding Class A Units shall bear a customary "restricted" legend, which may be a virtual legend, evidencing the restricted nature thereof. Such Member shall not be entitled to execute a voluntary Transfer of such Units through the Secondary Market (or any similar system or market that permits transfers of unrestricted securities), or request removal of such restrictive legend on such Units, unless the Company and its Transfer Agent, acting under the supervision and direction of the Board, are satisfied that such proposed de-legending or transfer complies with applicable federal securities laws. The Company and/or its Transfer Agent may, in their sole discretion, require the requesting Member to furnish the Company with an opinion of counsel of nationally recognized standing, or such other evidence as the Company may reasonably request, in support of such request.

(i) Any Transfer, or attempted Transfer, of any Units without the prior written approval of the Board as required by Section 2.7(b), or otherwise in contravention of this Agreement, shall be absolutely null and void *ab initio*, and of no force or effect on or against the Company, any Member, any creditor of the Company, or any claimant against the Company, and may be enjoined, and shall not be recorded on the books and records of the Company. The Board and any Transfer Agent acting on its behalf shall be authorized to remove, correct, or reverse any such unauthorized entries from the register maintained by or on behalf of the Company. No distributions of cash or property of the Company shall be made to any transferee of any Units that are Transferred in violation hereof, nor shall any such Transfer be registered on the books of the Company. The Transfer or attempted Transfer of any Units in violation hereof shall not affect the Beneficial Ownership of such Units, and, notwithstanding such Transfer or attempted Transfer, the Member making such prohibited Transfer or attempted Transfer shall retain the right to vote (if any), and the right to receive liquidation proceeds and any other distributions with respect to the Units. For the avoidance of doubt, the provisions of Section 2.7(e) shall govern the treatment of any Person as a Substitute Member or Record Holder following any valid Transfer.

2.8 Voting.

(a) Each Class A Unit shall be entitled to, and shall constitute, one (1) vote. Except as otherwise set forth in this Agreement, the Class A Units shall vote together as a single class on all matters submitted for approval of the Members.

(b) In determining any action or other matter to be undertaken by or on behalf of the Company, each Member shall be entitled to cast a number of votes equal to the number of Units that such Member holds, with the power to vote, at the time of such vote, unless otherwise set forth in this Agreement. Except as otherwise set forth in this Agreement, or as required by the Delaware Act, any action by the Company that requires a vote of the Members shall be authorized by the affirmative vote of a majority of the Units, subject to any approval of the Board required herein.

(c) Notwithstanding the foregoing, any Class A Units issued to any Affiliate of the Administrator pursuant to the Administrative Services Agreement, as set forth in Section 2.4, or otherwise held by any Affiliate of the Administrator, shall not, while such Units are Beneficially Owned by any Affiliate of the Administrator, be entitled to vote on any matter on which the Class A Members are entitled or required to vote under this Agreement or the Delaware Act, and shall

not be considered in determining the existence of a quorum or in the total number of votes available or required under this Agreement or the Delaware Act. Once such Class A Units, if any, are Transferred to any Person who is not an Affiliate of the Administrator, such Class A Units shall thereafter have all voting rights that any other Class A Units held by any Class A Member have under this Agreement or the Delaware Act. In the event that the Delaware Act or any other applicable law requires, at any time, that any Class A Units held by the Administrator or an Affiliate thereof vote on any matter notwithstanding the provisions herein, such Class A Units shall be required to be, and shall be, voted in the same proportion as the Class A Units that are voted by the other Class A Members.

2.9 Removal or Replacement of a Manager. Any Manager, as selected by the Initial Member, may only be removed or replaced (i) without "Cause," at any time, by a majority of the Board, or (ii) for "Cause," and only upon the approval of Class A Members (other than the Administrator or any Affiliate thereof) holding at least two-thirds (2/3) of the outstanding Class A Units. For purposes of this Section 2.9, "Cause" shall mean:

(a) the commission by the applicable Manager of fraud, gross negligence, or willful misconduct;

(b) the conviction of the applicable Manager of a felony;

(c) a material violation by the applicable Manager of any applicable law that has a material adverse effect on the business of the Company; or

(d) the voluntary or involuntary bankruptcy or insolvency of the applicable Manager.

2.10 Withdrawal or Removal and Replacement of Administrator. The Administrator may withdraw for any reason upon written notice to the Board (with a copy to the Initial Member); provided, however, that such withdrawal shall be effective only following a Sale of the Company and distribution of the proceeds thereof, and shall not be effective until a successor Administrator has been duly appointed and has accepted such appointment. The Administrator may be removed and replaced at any time, with or without the approval of the Board, upon the affirmative vote of Members holding at least two-thirds (2/3) of the outstanding Units (excluding any Units Beneficially Owned by the Administrator or any Affiliate thereof, which shall not be entitled to vote or be counted for quorum purposes with respect to such matter). Upon any such withdrawal or removal, the Board shall promptly appoint a successor Administrator pursuant to Section 2.1(c) and the terms of the Administrative Services Agreement.

ARTICLE 3
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS; DISTRIBUTIONS; ALLOCATIONS

3.1 Capital Contributions. Persons seeking to become a Member shall be required to purchase or acquire Class A Units and make capital contributions in such forms, amounts, and at such times as the Board may require, in its sole discretion (each, a "Capital Contribution"), whereupon a capital account for such new Member shall be established, and, if applicable, accreted, in the amount of such Member's Capital Contribution or based upon the fair market value

of property contributed. The new Member shall thereupon be issued a number of Class A Units as determined by the Board, and the Board shall update Exhibit A attached hereto accordingly, and such update shall be recorded in the books and records of the Company by the Administrator.

All Capital Contributions and related Capital Accounts shall be established, maintained, and adjusted in accordance with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

The provisions of this Section 3.1 are solely intended for the benefit of the Members and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor shall be a third-party beneficiary of this Agreement). The Members shall have no duty or obligation to any creditor of the Company to make any contribution to the Company. The Units issued by the Company may be issued in one or more classes, and each such class shall have such rights, priorities, and preferences as established by the Board in its sole discretion.

3.2 Capital Accounts.

(a) There shall be established for each Member, on the books and records of the Company, a separate capital account (each, a "Capital Account") in accordance with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

(b) At the close of each Fiscal Year, and at such other times as the Board may determine (including upon the withdrawal of a Member), the Company shall determine for each Member such Member's closing Capital Account for that period. Each Member's Capital Account shall be determined by adjusting such Member's opening Capital Account for that period as follows:

(i) Increases. By increasing such Member's Capital Account by (A) such Member's allocable share of each item of the Company's income and gain for such period (allocated in accordance with Section 3.2(d)), and (B) the Capital Contributions, if any, made by such Member during such period; and

(ii) Decreases. By decreasing such Member's Capital Account by (A) the amount of cash or the Fair Value (as determined by the Board in its sole discretion) of any property distributed in kind to such Member by the Company during such period, and (B) such Member's allocable share of each item of the Company's loss and deduction for such period (allocated in accordance with Section 3.2(d)).

Each Member's Capital Account shall also be adjusted to reflect any special allocations or adjustments required under this Agreement and any revaluation of Company property to Fair Value as determined by the Board in its sole discretion.

(c) In the event the Company is terminated in accordance with Article 6, the Capital Accounts of the Members shall be determined as of the effective date of such termination, in the same manner as provided in Section 3.2(b), and shall constitute the final Capital Accounts of the Members for the Fiscal Year in which such termination occurs.

(d) For each Fiscal Year, as of the end of such Fiscal Year, each item of income, gain, loss, or deduction of the Company (determined in accordance with U.S. federal income tax principles applicable to the maintenance of Capital Accounts) shall be allocated among the Members' Capital Accounts so as to give effect, as nearly as practicable, to the provisions of Section 3.3 and Section 6.2(b).

(e) If all or any portion of a Member's Class A Units are Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the portion of the transferor's Capital Account that is attributable to the Class A Units so Transferred, and no separate Capital Account shall be established with respect to such Transferred Units.

3.3 Distributions.

(a) In the event the Company has Available Funds, the Board may, from time to time and in its sole discretion, authorize and cause the Company to make distributions thereof ("Distributions") to the Members, in such amounts and at such times as the Board determines.

"Available Funds" means the Company's gross cash receipts from operations, less the sum of:

(1) payments of principal, interest, charges, and fees relating to any indebtedness of the Company;

(2) costs and expenses incurred in the conduct of the Company's business; and

(3) amounts reserved to meet the reasonable needs of the Company's business, as determined by the Board.

No Distribution shall be made if, after giving effect to such Distribution, the Company would be unable to pay its debts as they become due in the usual course of business or the liabilities of the Company (other than liabilities to a Member on account of its Units and liabilities for which the recourse of creditors is limited to specific property of the Company) would exceed the Fair Market Value of the Company's assets (with any property subject to a non-recourse liability included only to the extent that its Fair Market Value exceeds such liability).

If any Distribution is made to a Member in violation of applicable law, such Member shall, upon the Board's written demand, return the amount of such Distribution to the Company. Each Distribution with respect to any Units shall be paid by the Company, directly or through the Transfer Agent or any other authorized Person or agent, only to the Record Holder of such Units as of the Record Date established for such Distribution, as reflected in the register maintained by or on behalf of the Company in accordance with Section 2.7(c). Such payment shall constitute full satisfaction of the Company's obligation with respect to such Distribution, notwithstanding any claim of any other Person having or asserting an interest therein by assignment or otherwise.

(b) If the Board declares and determines to make any Distribution of cash or other assets to the Members, all such Distributions shall be made as follows:

(A) First, one hundred percent (100%) to the Class A Members, pro rata in proportion to the number of Class A Units held by each such Member, until the aggregate Distributions (including all prior Distributions made pursuant to this Section 3.3, if any) paid per Class A Unit equal $10.00; and

(B) Thereafter, if additional Available Funds remain for distribution: (1) eighty percent (80%) of such remaining amount shall be distributed to the Class A Members, pro rata in proportion to the number of Class A Units held by each such Member, and (2) twenty percent (20%) of such remaining amount shall be distributed to the Administrator.

Pursuant to Section 3.3(a), the timing and amount of any Distribution shall be determined by the Board from time to time, in its sole discretion and in accordance with Governing Law, and shall be administered by the Administrator under the supervision and direction of the Board.

(c) Except as otherwise provided herein, or as required by the Delaware Act or other applicable law, and to the fullest extent permitted thereby, no Member shall be obligated to restore or repay to the Company any funds or property properly distributed to such Member pursuant to this Section 3.3.

3.4 Tax Allocations. Each item of income, gain, loss, or deduction recognized by the Company shall be allocated among the Members for U.S. federal, state, and local income tax purposes in the same manner that such item is allocated to the Members' Capital Accounts pursuant to Section 3.2(d), or as otherwise provided herein; provided, that the Board may adjust such allocations to the extent it determines such adjustments are necessary to ensure that the resulting allocations have substantial economic effect or are otherwise in accordance with the Members' interests in the Company, in each case within the meaning of the Code and the Treasury Regulations.

Tax credits and tax credit recapture shall be allocated in accordance with the Members' interests in the Company as provided in Treasury Regulations §1.704-1(b)(4)(ii). Items of Company taxable income, gain, loss, and deduction with respect to any property (other than cash) contributed to the capital of the Company, or revalued pursuant to the Treasury Regulations, shall—solely for tax purposes—be allocated among the Members in accordance with Section 704(c) of the Code, so as to take account of any variation between the adjusted tax basis of such property to the Company and its fair market value at the time of contribution or revaluation, as applicable.

All Members agree that the Board is authorized to select the method or convention, or to treat any item as an extraordinary item, in connection with any variation in a Member's interest in the Company described in Treasury Regulations §1.706-4, for purposes of determining the Members' distributive shares of Company items.

The Administrator, acting under the supervision and direction of the Board, is hereby authorized to execute, deliver, and file all tax forms, returns, elections, and other instruments as

may be required to effectuate the intent of this Section 3.4 or to comply with applicable federal, state, local, or non-U.S. tax reporting and withholding requirements.

All matters concerning allocations for U.S. federal, state, local, or non-U.S. income tax purposes—including accounting procedures—not expressly provided for in this Agreement shall be determined by the Board, in its sole discretion. Tax allocations made pursuant to this Section 3.4 shall be solely for tax purposes and shall not affect the maintenance of the Members' Capital Accounts under this Agreement.

ARTICLE 4
LIABILITY; INDEMNIFICATION

4.1 Liability of a Member. The liability of each Member shall be limited to the fullest extent permitted by the Delaware Act and as expressly provided in this Agreement. No Member shall be required or obligated to restore, whether by additional Capital Contribution or otherwise, any deficit in such Member's Capital Account, if any.

4.2 Exculpation and Indemnification. No Protected Person shall be liable to the Company, any Manager, or any Member for any act or omission taken or omitted in connection with the business or affairs of the Company, including any negligent act or failure to act, except to the extent that such liability results from such Protected Person's (i) actual fraud, gross negligence, willful misconduct, or bad faith; (ii) knowing and material breach of this Agreement; or (iii) conduct that constitutes a criminal act for which such Protected Person had reasonable cause to believe was unlawful.

Any Protected Person shall be fully protected and justified in any action or inaction taken in good faith reliance upon the opinion or advice of legal counsel, accountants, or other professional advisers of the Company, or upon reports, statements, or other information prepared by any employee, officer, consultant, or other agent of the Company whom such Protected Person reasonably believes to be reliable and competent in the matters presented. In determining whether a Protected Person has acted with the requisite degree of care, such Protected Person shall be entitled to rely on any such information, opinion, report, or statement, provided that such Protected Person did not believe such information to be materially false or misleading.

(a) To the fullest extent permitted by law, the Company shall indemnify, hold harmless, protect, and defend each Protected Person from and against any and all losses, claims, damages, liabilities, judgments, fines, penalties, and reasonable costs and expenses (including attorneys' fees and expenses) incurred in connection with investigating, defending, or settling any claim, action, or proceeding, and any amounts expended in respect of settlements of any claims approved by the Board (collectively, "Liabilities"), to which any Protected Person may become subject:

(i) by reason of any act or omission (or alleged act or omission), even if negligent, arising out of or in connection with the business or affairs of the Company; or

(ii) by reason of the fact that such Person is or was acting in connection with the activities of the Company in any capacity, or is or was serving at the

request of the Company as a partner, shareholder, member, director, officer, employee, or agent of another Person;

except to the extent that any such Liability results from such Protected Person's (i) actual fraud, gross negligence, willful misconduct, or bad faith; (ii) knowing and material breach of this Agreement; or (iii) conduct that constitutes a criminal act for which such Protected Person had reasonable cause to believe was unlawful.

The indemnification provided under this Section 4.2(a) shall continue as to a Person who has ceased to be a Protected Person and shall inure to the benefit of such Person's heirs, executors, administrators, and legal representatives. The rights to indemnification and advancement of expenses provided by this Agreement shall be in addition to, and not exclusive of, any other rights to which any Protected Person may otherwise be entitled at law or in equity.

(b) To the fullest extent permitted by law, the Company (acting through the Administrator) shall have the power to reimburse or advance to any Protected Person, as reasonably required and upon request, all reasonable legal and other costs and expenses incurred by such Protected Person in investigating, preparing to defend, or defending any claim, action, or proceeding relating to any Liability for which such Protected Person may be entitled to indemnification under this Section 4.2, together with as all reasonable costs and expenses (including attorneys' fees) incurred in enforcing the indemnification or advancement rights provided herein; provided, however, that such Protected Person executes a written undertaking to repay the Company any amounts so advanced or reimbursed if it is finally determined by a court of competent jurisdiction that such Protected Person is not entitled to indemnification under this Agreement.

If the Administrator directly funds any such reimbursements or advances on behalf of the Company, the Company shall promptly reimburse the Administrator for all such amounts, and, upon any liquidation of the Company, such reimbursements shall be paid to the Administrator prior to any other distributions made hereunder.

(c) The rights and protections provided in this Section 4.2 shall continue to apply to each Protected Person, whether or not such Protected Person continues to hold the position or capacity pursuant to which such rights originally arose, and shall survive the cessation of such service, and no amendment or modification of this Agreement shall reduce, limit, or otherwise adversely affect the rights or protections of any Protected Person under this Section 4.2 with respect to any acts or omissions occurring prior to the effective date of such amendment or modification.

(d) Any indemnification or advancement of expenses under this Section 4.2, or otherwise pursuant to this Agreement, shall be made and payable solely from, and only to the extent of, the assets of the Company, and no Member, Manager, or other Person shall bear or incur any personal liability for any such indemnification or advancement obligation.

ARTICLE 5
ACCOUNTING; FINANCIAL AND TAX MATTERS

5.1 Accounting Basis. The Company shall maintain its books, records, and accounts and prepare its financial statements using such method of accounting as may be determined by the Board, consistent with United States generally accepted accounting principles ("GAAP"), or such other accounting methods and conventions as the Board may from time to time determine to be appropriate for the preparation of the Company's financial statements or tax returns. The Company's fiscal year shall end on December 31 of each year, unless otherwise determined by the Board.

5.2 Tax Matters.

(a) The Board shall designate a Person to serve as the partnership representative of the Company for purposes of Section 6223 of the Code (the "Partnership Representative") and any comparable provision of state, local, or non-U.S. tax law. The Partnership Representative shall act as the sole liaison between the Company and the Internal Revenue Service (the "Service") and shall have the exclusive authority and discretion, to the fullest extent permitted by law, to manage and resolve all matters relating to the Company's tax reporting, compliance, and examinations.

The Partnership Representative is authorized to (i) prepare and file all U.S. federal, state, local, and non-U.S. tax returns of the Company; (ii) make, or cause the Company to make, any elections permitted or required by applicable law; and (iii) represent the Company in any audit, examination, investigation, or other administrative or judicial proceeding involving the Company (each, a "Tax Proceeding"), to the exclusion of all Members.

The Board may, at any time and for any reason, with or without cause, remove the Partnership Representative and appoint a successor.

(b) Each Member hereby consents to, and agrees to become bound by, all actions, decisions, and determinations made by the Partnership Representative in connection with any Tax Proceeding or other matter arising under the Code or any applicable tax law, including any contest, settlement, or other action or position that the Partnership Representative deems proper under the circumstances. All such actions of the Partnership Representative shall be final and binding upon the Company and all Members.

The Partnership Representative shall not be liable to the Company or any Member for any action taken or omitted in such capacity, except to the extent that such action or omission constitutes actual fraud, bad faith, gross negligence, willful misconduct, or a knowing violation of law or fiduciary duty.

All reasonable out-of-pocket expenses incurred by the Partnership Representative in the performance of its duties shall be treated as expenses of the Company, and the Partnership Representative shall be entitled to reimbursement therefor in accordance with Section 4.2, including the advancement provisions thereof.

(c) In connection with any Tax Proceeding, the Partnership Representative shall keep the Board reasonably apprised of all material developments and proposed resolutions.

The Partnership Representative shall consult with the Board and, as appropriate, with the Company's tax preparers and advisors, regarding the issues involved and the potential impact of any proposed tax positions or settlements on the Company and its Members.

The Partnership Representative shall not enter into or finalize any settlement or other resolution of a Tax Proceeding without the prior affirmative approval of the Board.

(d) If, in connection with any Tax Proceeding, the Service determines and assesses an imputed underpayment or other tax against the Company, the Partnership Representative, acting under Section 6225(c)(2) of the Code or any comparable provision of applicable law, may require all Members – and any Persons who were Members during the applicable "Reviewed Year" but are no longer Members as of the "Adjustment Year" – to file amended federal, state, or other tax returns for such Reviewed Year and to pay their respective shares of any assessed tax, interest, or penalty.

Each such Person, by executing or being bound by this Agreement, agrees to comply with any such requirement and to bear and pay such Person's allocable share of any such tax in proportion to the Company income, gain, loss, or deduction allocated to such Person for the applicable period, or, if necessary, on such other equitable basis as the Board may determine in good faith to be appropriate.

This obligation shall survive any cessation of such Person's status as a Member and any amendment, withdrawal, or termination of this Agreement, for so long as the Company's return for the applicable Reviewed Year remains open to audit or adjustment. Each such Person further agrees to indemnify and hold harmless the Company and the other Members from and against (i) any amounts of assessed tax, interest, or penalty that such Person fails to pay as required under this Section 5.2(d), and (ii) all reasonable attorneys' fees and other costs incurred by the Company or such other Members in enforcing such obligation.

For the avoidance of doubt, the Company shall not be required to bear or fund, directly or indirectly, any portion of a Member's allocable share of any such tax, interest, or penalty assessed in respect of a Reviewed Year, except to the extent the Board expressly determines otherwise in writing.

(e) The Members acknowledge and agree that the Board shall have the authority, acting in good faith and without the necessity of obtaining further Member approval, to amend or supplement this Section 5.2 (and any related provisions of this Agreement) as the Board determines to be necessary or appropriate to cause the Company to comply with the requirements of the Code (including the partnership audit and imputed underpayment rules enacted under the Bipartisan Budget Act of 2015), the Treasury Regulations, or any other applicable federal, state, local, or non-U.S. tax laws or administrative guidance.

Any amendment or supplement adopted by the Board pursuant to this Section 5.2(e) shall automatically become part of this Agreement and shall be binding upon all Members, provided that such amendment or supplement is not inconsistent with the purpose or intent of this Agreement.

(f) *To facilitate the Company's compliance with the Code and Treasury Regulations as contemplated in Section 5.2(e):*

(i) Each Member shall furnish to the Company, the Board, or the Partnership Representative, upon request, such information, certifications, and forms as the Board or the Partnership Representative, acting under its authority, reasonably determines to be necessary or appropriate for (A) the preparation and filing of any federal, state, local, or non-U.S. tax returns or elections of the Company, including any election under Section 754 of the Code and any information required under Section 743 thereof; (B) the conduct of any Tax Proceeding; and (C) the Company's compliance with applicable tax laws.

(ii) The Board shall cause to be prepared and filed all required tax returns of the Company for U.S. federal, state, local, and non-U.S. purposes, and shall make all determinations as to tax elections of the Company, after consultation with the Partnership Representative and the Company's tax advisors, as appropriate.

(iii) The Company shall use reasonable efforts to furnish to all Members, as soon as practicable following the end of each Fiscal Year, such information (including Schedule K-1s and any similar statements) as is reasonably necessary for the Members to prepare their own U.S. federal, state, and local income tax returns. Each Member shall report for all tax purposes consistently with the information provided by the Company, unless otherwise required by a final determination of a taxing authority or court of competent jurisdiction.

(g) *To further implement and give effect to the Company's tax compliance obligations under this Section 5.2:*

Notwithstanding anything to the contrary in this Agreement, the Board shall be authorized to take any action that it determines, in good faith, to be necessary or appropriate to cause the Company to comply with any withholding, deduction, or other similar tax requirements imposed under the Code or any other applicable U.S. federal, state, local, or non-U.S. tax law or regulation.

To the extent the Company (or any of its Affiliates) is required or elects to withhold, pay over, or otherwise remit any taxes attributable to a Member—including taxes on income or gain allocable to such Member, or arising from such Member's participation in the Company or receipt or Transfer of Units—the Board may, in its discretion, treat the amount so withheld or paid as a distribution of cash to such Member pursuant to Section 3.3, to the extent such Member would have otherwise been entitled to receive a cash distribution but for such withholding or payment.

If any such tax payment exceeds the amount of cash that would otherwise have been distributable to such Member, the Board shall notify such Member of the excess amount, and such Member shall promptly reimburse the Company, in immediately available funds (and in any event within ten (10) Business Days of such notice), for such excess. Any such payment shall not constitute a Capital Contribution of such Member.

The Company may, in its sole discretion and without limiting any other rights or remedies, offset any amounts owed by a Member under this Section 5.2(g) against future distributions or other amounts payable to such Member.

ARTICLE 6
DISSOLUTION; WINDING UP; TERMINATION

6.1 Dissolution. The Company shall be dissolved and its winding-up commenced upon the first to occur of the following (each, a "Dissolution Event"):

(a) The determination to dissolve the Company approved by both the Board and the affirmative vote or written consent of Members holding a majority of the outstanding Voting Units (the "Voting Members"), at any time;

(b) The insolvency of the Company, or the filing of a voluntary or involuntary petition in bankruptcy by or against the Company;

(c) The sale, exchange, or other disposition (including by merger, consolidation, or similar transaction) of all or substantially all of the Company's assets, unless the Board determines, in its discretion, to continue the Company's existence in accordance with the Delaware Act; or

(d) The entry of a decree of judicial dissolution of the Company pursuant to Section 18-802 of the Delaware Act or any successor provision thereof.

The Dissolution Event shall be deemed to occur on the date of the first event described above, and, immediately thereafter, the Company shall commence the Winding-Up Period, during which its affairs shall be wound up in accordance with Sections 6.2 and 6.3.

6.2 Winding Up and Termination. Upon the occurrence of a Dissolution Event, the Company shall promptly commence the process of winding up its affairs.

(a) The property and business of the Company shall be wound up by the Board, or, if the Board is unable or unwilling to act, by one or more liquidating trustees designated by the Board (each, a "Liquidating Trustee").

Subject to the requirements of applicable law and the provisions of this Article 6, the Liquidating Trustee shall have full power and discretion to determine (i) whether to sell, exchange, or otherwise dispose of Company assets, or to distribute such assets in kind, and (ii) the timing, terms, and manner of any such disposition or distribution.

While the Company continues to hold assets during the winding-up process, the Liquidating Trustee may, in its discretion, expend funds, acquire or dispose of assets, borrow funds, and authorize the payment of such fees and expenses as are reasonably necessary to carry out the winding up of the Company, including any obligations arising under agreements to which the Company is or was a party.

The Liquidating Trustee shall act as a fiduciary for the benefit of the Company's creditors and Members, consistent with Section 6.3 and the Delaware Act.

Upon commencement of the winding-up process, the Liquidating Trustee shall thereafter proceed to apply and distribute the Company's assets in the order of priority set forth in Section 6.2(b) below.

(b) Within a reasonable period of time following a Dissolution Event, and after allocating all items of income, gain, loss, or deduction pursuant to Section 3.4, the Company's remaining assets (except for any assets reserved pursuant to Section 6.3) shall be applied and distributed in the following order of priority:

(i) First, to the payment and discharge of all debts and liabilities of the Company (including amounts owed to Members in their capacity as creditors, to the extent permitted by law), other than liabilities for which reasonable provision for payment has been made; and

(ii) Second, to the Members, in the same manner as Distributions are made under Section 3.3, and in accordance with their respective positive Capital Account balances, after giving effect to all allocations and adjustments described in Section 3.4.

Notwithstanding anything to the contrary in this Agreement, all liquidating distributions shall be made no later than the later of (x) ninety (90) days after the date of the disposition (including any disposition pursuant to Section 6.3) of the last remaining asset of the Company, or (y) the end of the Company's taxable year in which such disposition occurs.

Following the application and distribution of the Company's assets as provided in this Section 6.2(b), the Liquidating Trustee shall, in accordance with Section 6.3 and the Delaware Act, establish and maintain such reasonable reserves as may be necessary to satisfy known, contingent, or anticipated liabilities of the Company.

(c) The Liquidating Trustee may, in its discretion, allocate and distribute to the Members securities or other property of the Company in kind.

For this purpose, notwithstanding any other provision of this Agreement, the amount by which the Fair Value of any property to be distributed in kind to the Members (including property distributed in liquidation or pursuant to Section 3.3) exceeds, or is less than, the Company's adjusted tax basis in such property shall, to the extent not otherwise recognized by the Company for tax purposes, be taken into account in computing the Company's income, gain, or loss for purposes of crediting or charging the Members' Capital Accounts and determining final distributions under this Agreement.

Such adjustments shall be made immediately prior to the distribution to ensure that each Member's Capital Account accurately reflects the Fair Value of the property distributed, consistent with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

(d) When the Liquidating Trustee has completed the winding up of the Company as described in this Section 6.2, including the payment or satisfaction of all liabilities and the distribution of all remaining assets in accordance with Sections 6.2(b) and 6.3, the Liquidating Trustee shall cause to be filed with the Secretary of State of the State of Delaware a Certificate of Cancellation of the Company's Certificate of Formation, in accordance with Section 18-203 of the Delaware Act, and thereupon the Company shall be terminated and its legal existence shall cease.

6.3 Assets Reserved and Pending Claims.

(a) If, upon the occurrence of a Dissolution Event, there exist any assets that, in the judgment of the Liquidating Trustee, cannot be readily sold or distributed in kind without materially diminishing their value, or where such sale or distribution would otherwise be impracticable or not in the best interests of the Members, the Liquidating Trustee may cause the Company to retain such assets for such period as it deems reasonably necessary to effect an orderly liquidation or in-kind distribution.

During such period, the Liquidating Trustee shall manage, protect, and preserve such assets in good faith and consistent with its fiduciary duties under this Agreement and the Delaware Act.

Upon the sale or other disposition of such assets, or upon a determination by the Liquidating Trustee that continued retention is no longer necessary, the Fair Value of such assets—or the proceeds from their sale—shall be credited or charged to the Members' Capital Accounts for purposes of final distributions pursuant to Section 6.2(b).

(b) If, upon the occurrence of a Dissolution Event, there exist any claims or potential claims (including any potential Company expenses related thereto) against the Company—whether direct, indirect, contingent, or arising from any indemnification or reimbursement obligation of the Company—the Liquidating Trustee shall, in good faith and consistent with its fiduciary duties, estimate the amount necessary to cover such potential losses, liabilities, and expenses.

The Liquidating Trustee shall cause the Company to retain such funds or other assets as it deems reasonably necessary as a reserve for such potential losses, liabilities, and expenses, and may, in its discretion, obtain insurance, establish escrow accounts, or make other arrangements deemed appropriate for such purposes.

Upon the final settlement or other resolution of such claims, or upon a determination by the Liquidating Trustee that the probable loss therefrom can be definitively ascertained, the Liquidating Trustee shall credit or charge such amounts, at their settled or determinable value, to the Members' Capital Accounts and determine final distributions pursuant to Section 6.2(b).

Any excess funds remaining in such reserves after payment or satisfaction of such claims shall be distributed to the Members as provided in Section 6.2(b).

ARTICLE 7
MEMBER MEETINGS

7.1 Member Meetings.

(a) There shall be no meetings of the Members except as may be called by the Board or as otherwise expressly required by the Delaware Act. No Member, or group of Members, acting in their capacity as Members, shall have the authority to call or convene a meeting of the Members.

(b) All actions of the Members shall be taken in the manner provided in this Agreement.

If authorized by the Board, and subject to such procedures or guidelines as the Board may adopt, Members and duly appointed proxyholders may participate in any meeting of the Members by means of remote communication.

Any Member or proxyholder participating by remote communication shall be deemed present in person for all purposes of quorum, attendance, and voting at such meeting, in accordance with applicable law and the procedures established by the Board.

The Board may determine that any such meeting shall be held wholly or partially by means of remote communication in accordance with subsection (c) below.

(c) Members holding a majority of the Units entitled to vote at a meeting, present, whether in person or by proxy (including participation by authorized remote means), shall constitute a quorum for the transaction of business at such meeting, except where this Agreement expressly requires the approval of Members holding two-thirds (2/3) of the Units entitled to vote on a particular matter.

In any case where such two-thirds (2/3) approval is required, the presence in person or by proxy of Members holding at least two-thirds (2/3) of the Units entitled to vote shall constitute a quorum.

The Delaware Court of Chancery shall have jurisdiction to issue such orders as it deems appropriate in connection with any meeting of Members, including orders designating the time and place of the meeting, the record date for determining Members entitled to vote, and the form and manner of notice.

(d) No Member, or group of Members, acting in their capacity as Members, shall have the right or authority to call, convene, or cause the calling of a meeting of the Members, except as expressly provided in this Agreement or required by the Delaware Act. For the avoidance of doubt, the power to determine the time, place, and manner of any meeting of Members shall rest exclusively with the Board, except as otherwise required by the Delaware Act.

7.2 Notice of Meetings of Members. Following the provisions governing the calling and conduct of Member meetings, notice of any such meeting shall be provided as set forth below.

(a) Notice of any meeting of the Members shall be given by the Company, at the direction of the Board, to each Record Holder entitled to vote at such meeting. Such notice shall state the place (if any), day, and hour of the meeting, as determined by the Board, and the purpose or purposes for which the meeting is called.

Notice shall be delivered not less than five (5) nor more than sixty (60) calendar days before the date of the meeting, in such manner as the Board may prescribe, and may be provided by electronic transmission or other means permitted by applicable law. Any notice sent by electronic transmission after 5:00 p.m. (Eastern Time) shall be deemed delivered on the next Business Day. All time periods specified herein shall be measured in the time zone of the Company's principal office unless otherwise stated.

Only business set forth in the notice of meeting shall be conducted at such meeting. No other business shall be transacted at such meeting unless expressly authorized by the Board in writing and included in a supplemental notice delivered in accordance with this Section 7.2. Any previously scheduled meeting of the Members may be postponed or canceled by resolution of the Board, with notice given prior to the originally scheduled date. Unless otherwise specified by the Board, any notice of postponement or cancellation shall be given in the same manner as the original notice and shall specify the new meeting date, time, and means of participation, if applicable.

Additional notice shall be provided to the extent required by the Delaware Act, applicable federal law, or the rules of any securities exchange on which the Units are then listed.

Following the provision of proper notice as set forth above, the place of any duly called meeting of the Members shall be determined as provided below.

(b) The Board shall designate the place, if any, for each meeting of the Members.

If no such designation is made, the meeting shall be held at the principal office of the Company, provided that the Board may, in its sole discretion, determine that the meeting be conducted wholly or partially by means of remote communication in accordance with Section 7.1(b) and applicable law.

Following the determination of the time and place of any duly called meeting of the Members, the Board shall next establish the Record Date in accordance with the provisions set forth below. The Company shall maintain a record of the date, manner, and recipients of all notice of Member meetings, which record shall constitute *prima facie* evidence of compliance with this Section 7.2.

7.3 Record Date. To ensure clarity of voting and notice rights, and consistent with the Delaware Act and applicable securities-exchange rules, for purposes of determining the Members entitled to notice of, or to vote at, any meeting of the Members, the Board may fix a Record Date (the "Record Date"), which shall not be less than five (5) nor more than sixty (60) calendar days before the date of such meeting.

If compliance with the foregoing would conflict with any rule, regulation, or requirement of a National Securities Exchange on which any class of Units is listed for trading, or of any governmental or self-regulatory organization having jurisdiction over the Company or its securities, such rule, regulation, or requirement shall control.

If no Record Date is fixed by the Board, the Record Date shall be the close of business on the day immediately preceding the day on which notice of the meeting is given. For purposes of this Section 7.3, "close of business" means 5:00 p.m. Eastern Time on the applicable day, unless the Board specifies otherwise.

A determination of Members of record entitled to notice of, or to vote at, any meeting shall apply to any adjournment or postponement thereof; provided, however, that the Board may fix a new Record Date for any adjourned or postponed meeting if it deems appropriate, and any such new Record Date shall likewise conform to the timing requirements of this Section 7.3 and any applicable law or exchange rule.

The Company shall maintain a written record of each Record Date established under this Section 7.3, which record shall constitute *prima facie* evidence of compliance with the provisions hereof.

Once the Record Date has been established, the procedures governing adjournments and reconvened meetings shall apply as set forth below.

7.4 Adjournment. If a meeting of the Members is adjourned to another time or place, notice of the adjourned meeting and the fixing of a new Record Date shall not be required if the time and place (or means of remote communication, if applicable) are announced at the meeting at which adjournment is taken, unless the adjournment is for more than thirty (30) calendar days. Such announcement shall specify the new date, time, and, if applicable, the means of remote communication for the adjourned meeting, and shall be deemed adequate notice to all Members present in person or by proxy at the original meeting.

At any adjourned meeting, the Company may transact any business that could have been properly transacted at the original meeting, so long as a quorum, as determined under Section 7.1(c), is present in person or by proxy (including participation by remote communication, if applicable). If the adjournment is for more than thirty (30) days, or if a new Record Date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given in accordance with this Article 7. Any such notice shall state the new date, time, and place (or means of remote communication) of the adjourned meeting and shall otherwise conform to the requirements of Section 7.2.

The Board shall retain full authority to determine the necessity, timing, and manner of any adjournment or reconvened meeting. In addition to the procedures governing adjournments, Members may, under certain circumstances, waive notice or otherwise ratify the validity of a meeting, as set forth below.

7.5 Waiver of Notice; Approval of Meeting. Whenever notice to the Members is required to be given under this Agreement, a written waiver, signed by the Member or other Person entitled to notice, which may be executed manually or by electronic signature and delivered by

electronic transmission in accordance with applicable law, whether before or after the time stated therein, shall be deemed to constitute valid notice.

Attendance of a Person at any meeting of the Members, whether in person, by proxy, or by means of remote communication, shall also constitute a waiver of notice of such meeting, except where the Person attends the meeting solely for the purpose of objecting, at the beginning of the meeting, to the transaction of any business on the grounds that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Members need be specified in any written waiver of notice unless otherwise required by resolution of the Board.

All such waivers and approvals shall be retained with the Company's records, and, when applicable, electronically stored copies shall constitute originals for all purposes.

Having established the rules governing notice, waiver, and ratification of meetings, the following provisions set forth the requirements for quorum and Member approval necessary to transact business in accordance with Section 7.6 and the Delaware Act.

7.6 Quorum; Required Vote. At any meeting of the Members, the presence, whether in person, by proxy, or by means of remote communication in accordance with Section 7.1(b), of Members holding a majority of the Units entitled to vote (being Members holding more than fifty percent (50%) of the Units entitled to vote on such matter) shall constitute a quorum for the transaction of business, unless this Agreement expressly requires the approval of Members holding a greater percentage of the Units entitled to vote, in which case such greater percentage shall constitute the quorum.

No action of the Members shall be valid unless taken at a meeting duly called and held in accordance with this Agreement at which a quorum is present. However, the Members present at a duly called meeting at which a quorum is initially established may continue to transact business until adjournment, notwithstanding the withdrawal of Members resulting in less than a quorum; provided, however, that any action taken (other than adjournment) shall nevertheless require the affirmative vote of the percentage of Units entitled to vote on such matter as set forth in this Agreement or the Delaware Act, as applicable.

Any meeting of the Members may be adjourned, whether or not a quorum is present, from time to time by the chair of the meeting, to another time, date, or place (or means of remote communication), without regard to the presence of a quorum.

Actions taken by the Members shall be evidenced in minutes or written consents maintained with the Company's records pursuant to Section 7.9.

Having established the quorum and voting requirements for Member action, the following provisions address the conduct, administration, and recordkeeping of Member meetings.

7.7 Conduct of a Meeting; Member Lists.

(a) The Board shall have full power and authority to prescribe and oversee the manner in which any meeting of the Members is conducted, including, without limitation, the determination of:

(i) the Persons entitled to vote;

(ii) the existence of a quorum;

(iii) compliance with the procedural requirements of this Article 7;

(iv) the conduct of voting;

(v) the validity and effect of any proxies; and

(vi) the resolution of any controversies, votes, or challenges arising in connection with or during the meeting or voting; and any other procedural, evidentiary, or administrative matter the Board deems appropriate for the orderly conduct of the meeting.

The Board shall designate a Person to serve as the chair of the meeting and a Person to act as secretary to record the minutes. The Board may also appoint one or more inspectors of election or independent scrutineers to oversee the tabulation and certification of votes, each of whom shall take an oath to perform their duties in good faith and in accordance with this Agreement. All minutes shall be maintained with the official records of the Company.

The Board may adopt such additional rules, regulations, and procedures as it deems advisable and consistent with applicable law and this Agreement, including provisions regarding the appointment of proxies, the duties of inspectors of votes, and the examination and validation of proxies or other evidence of the right to vote.

For the avoidance of doubt, all determinations, rulings, and certifications of the Board or its designated representatives made pursuant to this Section 7.7(a) shall be final, conclusive, and binding upon all Members, absent manifest error.

In addition to establishing procedures for the conduct of meetings, the Board shall ensure that Members have appropriate access to accurate records identifying those entitled to vote at any duly called meeting.

(b) A complete list of the Members entitled to vote at any meeting of the Members, arranged in alphabetical order and showing each Member's address and the number of Units registered in such Member's name, shall be prepared by or under the supervision of the Board (or its designee).

Such list shall be available for inspection by any Member, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten (10) days prior to the date of the meeting, at the principal office of the Company. Inspection of the Member list shall be

subject to reasonable confidentiality, data-protection, and compliance restrictions imposed by the Board, and any Member requesting inspection shall execute a confidentiality acknowledgment if required.

The Member list shall also be produced and kept at the time and place of the meeting (or made accessible by electronic means, if the meeting is conducted by remote communication) for examination by any Member entitled to vote thereat, either in person or by proxy.

The Member list shall constitute conclusive evidence of the Members entitled to vote at the meeting, except as otherwise required by the Delaware Act.

The preparation, maintenance, and certification of such Member list shall be under the general supervision of the Board, which shall ensure compliance with all applicable provisions of the Delaware Act.

All questions of interpretation and application of this Section 7.7 shall be determined by the Board in its sole discretion, whose determinations shall be conclusive and binding upon the Members.

In addition to actions taken at duly called meetings of the Members, certain actions may, under limited circumstances, be effected by written consent in lieu of a meeting, as provided below.

7.8 Action Without a Meeting. In addition to actions taken at duly called meetings of the Members, any action required or permitted to be taken at a meeting of the Members may be taken without a meeting, without prior notice, and without a vote, if a written consent or consents, setting forth the action so taken, are executed and delivered by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members entitled to vote thereon were present and voted. For the avoidance of doubt, such written consent shall have the same force and effect as a vote of the Members taken at a duly called meeting and may be described or certified as such in any document or instrument filed by or on behalf of the Company.

Such written consents may be executed in counterparts and may be delivered by electronic transmission or other means permitted by applicable law. Each consent may be executed manually or by electronic signature, and delivery by electronic transmission shall be effective when received by the Company or its designee in accordance with procedures established by the Board. The record date for determining Members entitled to consent to any action in writing shall be fixed by the Board in the same manner as provided for determining Members entitled to notice of or to vote at a meeting under Section 7.3.

Prompt notice of the taking of any action by written consent shall be given to those Members who did not execute such consent, in the manner prescribed for notices under Section 7.2, and such notice shall briefly describe the action taken and the effective date thereof, to the extent required by the Delaware Act or other applicable law.

All written consents and related notices shall be filed with the minutes of the proceedings of the Members and maintained as part of the Company's permanent records.

7.9 Voting and Other Rights.

(a) Only those Record Holders of Units as of the applicable Record Date established pursuant to Section 7.3 shall be entitled to notice of, and to vote at, any meeting of the Members or to act with respect to any matter upon which the Members are entitled to vote or otherwise take action. Unless otherwise specified by the Board, such Record Date shall also determine the Members entitled to vote or act by written consent under Section 7.8 with respect to the same matter.

All references in this Agreement to votes of, or other actions to be taken by, the Units or by the Members holding such Units shall be deemed to refer to the votes or actions of the Record Holders of such Units as of such Record Date.

For the avoidance of doubt, beneficial owners of Units who are not Record Holders shall have no voting, consent, or approval rights with respect to any Units held for their account, nor any right to notice of meetings or written consents, except to the extent expressly provided by this Agreement or required by the Delaware Act.

For purposes of clarity, in circumstances where Units are held through custodians, nominees, or other intermediaries, the following provisions shall govern the exercise of voting rights.

(b) With respect to any Units held of record by a Person (such as a broker, dealer, bank, trust company, clearing corporation, or any nominee or agent of any of the foregoing) on behalf of another Person as the beneficial owner of such Units, such record holder shall, in exercising the voting rights with respect to such Units, vote or act in accordance with the instructions and direction of the beneficial owner, unless otherwise provided in the arrangement between such Persons.

The Company and its Transfer Agent or other authorized representatives shall be entitled to rely conclusively upon, and assume without further inquiry, that any such record holder is acting in accordance with the instructions and authority of the beneficial owner in all matters relating to such Units.

Any vote or action of a record holder taken in accordance with this Section 7.9(b) shall be conclusive and binding upon the beneficial owner and all other Persons claiming an interest in such Units.

(c) No Member shall have any cumulative voting rights with respect to any matter submitted to the Members for approval, whether for the election or removal of Managers or otherwise, except as may be expressly provided in this Agreement or required by the Delaware Act. Each Member shall be entitled to one vote per Unit held, except as otherwise expressly provided herein or required by applicable law.

7.10 Proxies and Voting.

(a) On any matter submitted to the Members for a vote, each Member entitled to vote may do so either in person or by proxy.

Any proxy may be granted in writing, by electronic transmission, or by any other means permitted under applicable law, and shall be valid if executed by the Member or such Member's duly authorized representative.

All proxies shall be delivered and filed with the Company (or its designated Transfer Agent, if applicable) in accordance with the procedures established by the Board for the relevant meeting and shall become effective upon receipt by the Company or such Transfer Agent, unless otherwise provided therein.

(b) For purposes of this Agreement, the term "electronic transmission" means any form of communication not directly involving the physical transmission of paper that creates a record which may be retained, retrieved, and reviewed by the recipient, and that may be directly reproduced in paper form by such a recipient through an automated process. This definition shall apply uniformly throughout this Agreement unless a specific section expressly provides otherwise.

Any copy, facsimile, electronic image, or other reliable reproduction of a writing or transmission created pursuant to this Section shall be deemed equivalent to the original writing or transmission for all purposes for which the original could be used, provided that such reproduction constitutes a complete and accurate copy of the entire original writing or transmission.

To ensure the fairness and accuracy of all Member votes conducted under this Section, the following provisions govern the appointment and duties of inspectors.

(c) The Board may, and to the extent required by law shall, appoint one or more inspectors to act at any meeting of the Members and to make a written report thereof. The Board may designate one or more alternate inspectors to replace any inspector who is unable or unwilling to serve.

If no inspector or alternate has been appointed prior to a meeting, the chair of the meeting may, and to the extent required by law shall, appoint one or more inspectors to act at such meeting.

Each inspector, before entering upon the discharge of their duties, shall take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of their ability. Inspectors shall record and certify their determinations in a written report delivered to the chair of the meeting, which report shall be filed with the minutes of such meeting.

Every vote taken by written ballot shall be counted and certified by a duly appointed inspector or inspectors.

In addition to the foregoing provisions regarding proxy authorization and vote certification, the following standards shall govern the use and validity of proxies at any meeting of the Members.

(d) With respect to the use, execution, and validity of proxies at any meeting of the Members, the Company shall be governed, to the fullest extent not inconsistent with the Delaware Act or this Agreement, by paragraphs (b) through (e) of Section 212 of the DGCL, as if the Company were a Delaware corporation and the Members were its stockholders.

If the Company becomes subject to federal proxy-solicitation requirements under the Exchange Act, the additional provisions of Section 7.10(e) shall apply.

(e) In the event that the Company becomes subject to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company may, but shall not be obligated to, comply with the provisions of Rule 14a-16 thereunder by furnishing Members with a Notice of Internet Availability of Proxy Materials and providing related Internet access to such materials, as permitted under that rule.

Any such use of electronic or Internet-based distribution shall be deemed to satisfy the Company's notice and delivery obligations with respect to proxy materials under applicable law, including Regulation 14A and the Exchange Act, to the fullest extent permitted thereby.

(f) To promote consistency with the foregoing provisions and to ensure that the Company's procedures for meetings, proxies, and voting remain aligned with established Delaware corporate practice where this Agreement is silent:

To the extent not inconsistent with this Agreement or the Delaware Limited Liability Company Act (the "Delaware Act"), the provisions of the General Corporation Law of the State of Delaware (8 Del. C. §101 et seq., as amended, and any successor statute, the "DGCL") relating to proxies, meetings, and actions of stockholders shall apply to and govern the giving and use of proxies and the taking of Member votes, as though the Members were stockholders and the Company were a Delaware corporation. In the event of any conflict between the DGCL provisions incorporated herein and the express terms of this Agreement or the Delaware Act, the terms of this Agreement and the Delaware Act shall control.

ARTICLE 8
MISCELLANEOUS

8.1 Addresses and Notices. Any notice, demand, request, report, payment, or proxy materials required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed duly given or made when (i) delivered in person, (ii) sent by first-class United States mail, postage prepaid, (iii) transmitted by a nationally recognized courier service, or (iv) delivered by electronic transmission (including email or other means of electronic communication). For purposes of this Section, "electronic transmission" shall have the meaning set forth in Section 7.10(b). Such delivery may be made to the Member at its address or electronic address as shown on the records of the Company or the Transfer Agent. Each Member shall be solely responsible for maintaining current and accurate contact information on file with the Company or the Transfer Agent.

Any notice, payment, or report given in accordance with this Section 8.1 shall be deemed conclusively given, and the Company's obligation to deliver such notice, payment, or report conclusively satisfied, upon transmission, deposit in the mail, or delivery to a courier service, whether or not actually received by the intended recipient, provided it is properly addressed to the Record Holder of such Units as shown on the Company's records (including Exhibit A, as amended from time to time).

An affidavit or certificate of mailing, transmission, or delivery executed by an authorized officer of the Company, a member of the Board, the Transfer Agent, or the mailing organization shall constitute *prima facie* evidence of the giving or making of such notice, payment, or report.

If any notice, payment, or report sent to a Record Holder is returned undelivered or a delivery failure occurs, such notice, payment, or report—and all subsequent communications—shall nonetheless be deemed duly given or made if (i) the Company makes such materials available for inspection at its principal office for a period of one (1) year from the original delivery date, and (ii) the Record Holder has not provided updated address or electronic contact information.

Any notice to the Company shall be deemed given when received by the Secretary at the Company's principal office. Notices to the Company by electronic transmission shall be effective only upon actual receipt by the Secretary or other designated officer.

The Board and the Officers may rely upon, and shall be fully protected in relying upon, any notice, instruction, or document from any Member or other Person believed in good faith to be genuine and duly authorized.

Having established the procedures governing the giving and receipt of notices, the following provisions set forth general interpretive and administrative rules applicable to this Agreement.

8.2 Amendments; Waiver. Except as otherwise expressly provided in this Agreement, any provision of this Agreement may be amended, modified, or waived only by a written instrument executed jointly by (i) the Board and (ii) Class A Members holding a majority of the outstanding Class A Units; *provided, however,* that any amendment that disproportionately and adversely affects the rights, preferences, or obligations of the Class A Members shall also require the approval of Class A Members holding a majority of the outstanding Class A Units, voting as a separate class.

Notwithstanding the foregoing, the Board may, without the consent or approval of any Members, amend this Agreement (including any schedules or exhibits hereto) to: (i) evidence the admission or joinder of a new Member to this Agreement; (ii) reflect the Transfer of Units or the issuance of additional Units to existing Members or to the Administrator (including pursuant to the Administrative Services Agreement or any successor or replacement thereof); (iii) reflect Capital Contributions, distributions, or similar actions under this Agreement; (iv) reflect the appointment, removal, or replacement of any Officer or member of the Board; (v) make conforming changes required pursuant to Section 8.7; (vi) effect such changes as the Board determines are necessary or appropriate to enable the issuance, transfer, or trading of Units; or (vii)

comply with any applicable law, rule, regulation, or order, including any tax or securities law currently in effect or enacted in the future.

Any amendment or waiver adopted in accordance with this Section 8.2 shall be effective only if set forth in writing and executed by the requisite parties. Each such amendment or waiver shall be maintained with the Company's records and shall constitute an integral part of this Agreement as of its effective date.

No amendment shall (x) eliminate or limit the fiduciary duties or liabilities of any Person in a manner inconsistent with, or not expressly permitted by, the Delaware Act, or (y) retroactively reduce or impair any rights of a Member with respect to distributions, allocations, or indemnification, without the consent of such Member.

Having established the procedures for amending and waiving the terms of this Agreement, the following provisions set forth its continuing effect and enforceability upon the Members and their respective successors and permitted assigns.

8.3 Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the Company, the Members, and their respective successors, heirs, legal representatives, and permitted assigns, to the fullest extent permitted by applicable law. No Person shall become entitled to any rights or benefits under this Agreement by virtue of a Transfer of Units except in accordance with the terms of this Agreement, including compliance with Section 2.7 hereof, and then only to the extent of such Person's status as a permitted successor or assign.

Having confirmed that this Agreement binds all successors and permitted assigns, the following provision clarifies that the failure to enforce any right under this Agreement shall not constitute a waiver of such right or any provision hereof.

8.4 No Waiver. Except as expressly provided in Section 8.17 (Forum Selection), no failure or delay by any party in exercising any right, power, or privilege under this Agreement or any other applicable agreement or instrument referenced herein shall constitute or operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege hereunder.

All waivers must be express and in writing to be effective. No waiver of any right or remedy on any one occasion shall constitute or be construed as a waiver of that right or remedy on any subsequent occasion.

All rights and remedies under this Agreement shall be cumulative and not exclusive of any other rights or remedies provided by law or equity.

Having confirmed that the non-exercise of rights does not impair their enforceability, the following provision specifies which obligations and protections shall survive the termination of this Agreement.

8.5 Survival of Certain Provisions. The covenants, obligations, and agreements set forth in Sections 4.1, 4.2, and 5.2, together with any other provisions of this Agreement that by

their nature are intended to survive termination or dissolution, shall survive the termination of the Company and remain in full force and effect in accordance with their respective terms, and shall be binding upon and enforceable by the parties and their respective successors and permitted assigns. All rights and remedies of any party that accrued prior to such termination shall likewise survive and remain enforceable to the fullest extent permitted by law.

Having specified the provisions that survive termination, the following section addresses the Members' express consent to receive certain communications from the Company in accordance with applicable federal law.

8.6 Telephone Consumer Protection Act Consent. Each Member expressly consents to receive calls and messages (including through the use of automated dialing systems, prerecorded voices, or similar technologies) from the Company, the Administrator, and their respective Affiliates, agents, contractors, or representatives, at any telephone numbers (including cellular numbers) that such Member has provided to the Company or the Administrator, whether directly or through authorized intermediaries.

Each Member acknowledges that their mobile or cellular service provider may impose charges according to the terms of their service plan.

A Member may withdraw such consent or unsubscribe from future text messages or promotional calls at any time by (i) replying "STOP," "STOPALL," "UNSUBSCRIBE," "CANCEL," "END," or "QUIT" to any message from the Company or Administrator, or (ii) sending an email to the Administrator with one of the foregoing words in the subject line. Upon receipt, the Company may send a single confirming message acknowledging the opt-out.

Following receipt of such a request, the Member may receive a single confirming message acknowledging the opt-out. Withdrawal of consent shall not affect the Member's rights or obligations under this Agreement, except with respect to future communications covered by such withdrawal.

Having established the Members' express consent to receive communications in accordance with applicable federal law, the following section addresses the Company's legal and tax classification under governing law.

8.7 Corporate Treatment. The Board shall use its reasonable best efforts to take such actions as are necessary or appropriate (including maintaining a sufficient number of Members and avoiding transfers that would cause the Company's interests to be "readily tradable" within the meaning of Section 7704 of the Code) to preserve the treatment of the Company as a partnership for U.S. federal, state, and local income tax purposes.

If, however, the Board determines in its reasonable judgment that it is not in the best interests of the Company or the Members for the Company to continue to be classified as a partnership for such purposes—including, without limitation, in response to actual or proposed legislative, regulatory, or administrative changes—the Board may, without the consent or approval of the Members, take all actions it deems necessary or appropriate to cause or confirm that the Company will be treated as an association or as a publicly traded partnership taxable as a corporation under the Code (a "Change in Tax Classification"). Such actions may include, without

limitation, the filing of an election on IRS Form 8832 or any successor form, and the execution or filing of any related documents, certificates, or statements with the Internal Revenue Service or other taxing authorities. The Board's determination under this Section 8.7 shall be conclusive and binding upon all Members, absent manifest error.

Following any Change in Tax Classification, the Board shall have the authority, without the necessity of obtaining Member approval, to amend this Agreement and take any related actions reasonably necessary or desirable to effectuate the new tax classification and to govern the Company's operations thereafter. However, if subsequent changes in U.S. federal, state, or local tax law, regulations, or administrative guidance require the Company to be treated other than as a partnership for such purposes, the first paragraph of this Section 8.7 shall no longer apply.

Having confirmed the Board's authority to preserve or modify the Company's federal tax classification, the following section addresses the Company's ability to elect relief under Section 7704(e) of the Code should it be deemed a publicly traded partnership.

8.8 Section 7704(e) Relief. In the event the Board determines from time to time, in its reasonable judgment, that it is advisable or necessary for the Company to seek relief under Section 7704(e) of the Code (or any successor provision) in order to preserve the classification of the Company as a partnership for U.S. federal, state, or local income tax purposes, the Company shall be authorized to take all actions required to obtain and maintain such relief. Such actions may include, without limitation, the filing of requests for private letter rulings or other administrative determinations with the Internal Revenue Service, and the execution of any related agreements, undertakings, or instruments required by applicable law.

Each Member agrees to execute, deliver, and comply with any filings, consents, or adjustments required by the Internal Revenue Service or any other taxing authority in connection with such relief, and to take all reasonable actions necessary or appropriate to enable the Company to qualify for and maintain partnership status. Each Member's obligations under this Section 8.8 shall survive any Transfer of Units and any withdrawal or cessation of such Member's status as a Member.

The Company shall pay, or cause to be paid, any amounts that the relevant tax authorities require as a condition to granting or maintaining such relief. Any such payments shall be treated as expenses of the Company for purposes of Section 4.2 of this Agreement.

Having confirmed the Company's authority to pursue and maintain relief under Section 7704(e) of the Code to preserve its partnership status, the following section governs the use and accessibility of electronic records and communications among the Company, its Members, and related parties.

8.9 Electronic Information. Each Member hereby agrees that all notices, confirmations, reports, and other communications from the Company or the Administrator (collectively, "Electronic Communications") may be delivered by electronic transmission, including by email or other electronic means, such as secure online portals, data rooms, or other systems designated by the Company, to the address of record provided by such Member and updated from time to time in accordance with Company procedures.

Such electronic delivery shall constitute full and sufficient notice for all purposes under this Agreement, and no additional communication of receipt, delivery, or reading shall be required, except as otherwise mandated by applicable law. Each Member hereby acknowledges that electronic delivery in accordance with this Section 8.9 satisfies all notice and delivery requirements under the Delaware Act, the Securities Act of 1933, and the Securities Exchange Act of 1934, to the fullest extent permitted by law.

If any Electronic Communication is not received by a Member for any reason – including, without limitation, technical malfunction, spam-filter diversion, change of email address, or other transmission error – the risk of such non-receipt shall rest solely with the recipient. The Company and its agents shall have no obligation to resend such communication by alternative means, except to the extent the Board determines, in its sole discretion, that re-delivery is reasonably necessary to comply with applicable law or regulatory requirements.

Unless otherwise required by law, the Company shall not be obligated to mail physical paper copies of any Electronic Communication to Members. Any Member desiring a physical copy may print such materials at their own expense and retain them in any manner they deem appropriate.

Having confirmed the sufficiency and finality of electronic communications between the Company and its Members, the following section affirms the continued validity of this Agreement even if any particular provision is held invalid, illegal, or unenforceable.

8.10 Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance, is determined by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect, such determination shall not affect the validity, legality, or enforceability of the remaining provisions of this Agreement, which shall continue in full force and effect to the maximum extent permitted by law. To the extent practicable, any such invalid, illegal, or unenforceable provision shall be deemed modified or limited so as to effect the original intent of the parties as closely as possible in a manner consistent with applicable law, and the rights and obligations of the parties shall be construed accordingly. In making any such determination or modification, the court shall give effect to the maximum lawful scope and intent of the provision consistent with the purposes of this Agreement.

Having preserved the enforceability of this Agreement notwithstanding the potential invalidity of any individual provision, the following section sets forth the rules of construction and interpretation that govern how this Agreement shall be read, applied, and harmonized as a whole.

8.11 Interpretation. The headings, titles, and captions contained in this Agreement are for convenience of reference only and shall not affect the meaning, construction, or interpretation of any provision hereof. References to Sections, Articles, Schedules, and Exhibits are to Sections, Articles, Schedules, and Exhibits of this Agreement, unless otherwise indicated.

Unless the context otherwise requires, (i) words in the singular shall include the plural and vice versa; (ii) words of any gender shall include all genders; and (iii) references to any "Person" shall include such Person's successors and permitted assigns.

The term "including" (and its derivatives) shall be interpreted to mean "including, without limitation," and shall not be construed to limit the generality of the provision to which it relates.

This Agreement shall be interpreted and applied to give full effect to the mutual intent of the parties and to ensure that all provisions are given meaningful operation to the maximum extent permitted by law.

Having established the interpretive principles governing the reading and construction of this Agreement, the following section clarifies that this Agreement confers rights and obligations solely upon the parties hereto, and not upon any third parties.

8.12 No Third-Party Rights. Except as expressly provided in this Agreement, this Agreement is entered into solely for the benefit of, and shall be binding upon and enforceable only by, the parties hereto and their respective successors and permitted assigns.

Nothing in this Agreement, express or implied, is intended to confer upon or create in any other Person any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise. Nothing contained herein shall be deemed to create any agency, joint venture, or fiduciary relationship between the Company and any Person not a party to this Agreement.

For the avoidance of doubt, any rights expressly granted to the Administrator, the Indemnified Persons, or any other Person under specified provisions of this Agreement are limited solely to those provisions and shall not be construed to expand or modify the scope of this Section.

Having confirmed that this Agreement creates enforceable rights only among its parties and expressly designated beneficiaries, the following section establishes the integration clause, confirming that this Agreement constitutes the entire understanding among the parties and supersedes all prior agreements and representations.

8.13 Entire Agreement. This Agreement, together with all exhibits, schedules, and other documents expressly incorporated herein by reference, constitutes the entire agreement among the Company, the Initial Member, and all Persons who hereafter become Members, with respect to the subject matter hereof. In the event of any conflict or inconsistency between the terms of this Agreement and those of any exhibit, schedule, or other incorporated document, the terms of this Agreement shall control.

It supersedes and replaces all prior and contemporaneous agreements, understandings, negotiations, representations, and warranties, whether written or oral, relating to such subject matter.

No party has relied upon any statement, promise, or representation not expressly set forth in this Agreement, and any such prior statements are of no force or effect. Each party acknowledges that it has not relied, and is not relying, upon any statement, representation, warranty, or agreement of any other party except for those expressly set forth in this Agreement and the documents expressly incorporated herein.

Having confirmed that this Agreement constitutes the complete and exclusive expression of the parties' understanding, the following section establishes the rule of construction governing the resolution of any ambiguity under Delaware law.

8.14 Rule of Construction. The parties expressly agree that the rule of contract construction providing that ambiguities in a contract shall be construed against the party responsible for its drafting shall have no application to this Agreement and shall apply equally to all parties hereto.

Each party acknowledges that it (i) has been represented by, or had the opportunity to be represented by, independent legal counsel of its own choosing in the negotiation and preparation of this Agreement, and (ii) has participated in the drafting, review, and finalization of this Agreement on an informed and voluntary basis.

Accordingly, this Agreement shall be interpreted and enforced in accordance with its fair meaning, without regard to any rule or presumption that might favor or disfavor any party based on the authorship or drafting of any provision.

Having established that this Agreement shall be construed neutrally and according to its fair meaning, the following section affirms the authority and capacity of the parties to enter into and perform this Agreement.

8.15 Authority. Whenever in this Agreement, or in any instrument, notice, or document executed pursuant hereto, it is provided that a consent is required of, a demand shall be made by, or any act or thing shall be done by or at the direction of the Company—or whenever words of like import are used—such consent, demand, act, or thing shall be deemed to be made, given, or done by or under the authority of the Board, or by any Person duly authorized by the Board to act on its behalf, unless a contrary intention is expressly indicated. Any such authorization or delegation by the Board may be general or specific and shall remain in effect until revoked or modified by the Board.

For the avoidance of doubt, no Member, in its capacity as such, shall have any power or authority to act for or bind the Company, except as expressly provided in this Agreement or specifically authorized in writing by the Board.

Having clarified the allocation of authority and the means by which actions of the Company are duly authorized, the following section specifies the governing law that shall control the interpretation, validity, and enforcement of this Agreement.

8.16 Governing Law; Venue; Waiver of Jury Trial. This Agreement, and all rights, obligations, and disputes arising out of or relating hereto or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice-of-law or conflict-of-laws principles (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of any jurisdiction other than the State of Delaware.

Each party irrevocably consents and submits to the personal and exclusive jurisdiction of (i) the Court of Chancery of the State of Delaware, or (ii) if that court lacks subject-matter

jurisdiction, any other state court of the State of Delaware or the United States District Court for the District of Delaware, in each case located in the State of Delaware, for any action or proceeding arising out of or relating to this Agreement, the rights and obligations of the parties hereunder, or the transactions contemplated hereby. Each party irrevocably waives any objection that it may now or hereafter have to the laying of venue or to the convenience of such forum in any such action or proceeding.

Notwithstanding the foregoing, the Company or the Board may seek temporary, preliminary, or permanent injunctive relief, specific performance, or other equitable remedies in any court of competent jurisdiction to protect its rights, interests, or property pending final resolution of any dispute in the designated Delaware forum.

Each party knowingly, voluntarily, and irrevocably waives any and all rights to trial by jury in any action, proceeding, or counterclaim (whether at law or in equity) arising out of or relating to this Agreement or the transactions contemplated hereby.

This Section 8.16 is intended to be broadly construed to the fullest extent permitted under 6 Del. C. §18-109(d) and related principles of Delaware law governing internal affairs jurisdiction.

Having established Delaware law and forum as the exclusive governing framework for disputes arising under this Agreement, the following section addresses forum selection for claims brought under the Securities Act of 1933, ensuring consistency between federal securities jurisdiction and Delaware's internal-affairs mandate.

8.17 Choice of Forum for Securities Act Disputes. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint, claim, or cause of action arising under the Securities Act of 1933, as amended (the "Securities Act"). For the avoidance of doubt, this Section 8.17 shall not apply to any claim arising under the Securities Exchange Act of 1934, as amended, or any other law that confers exclusive federal jurisdiction.

This provision is intended to be, and shall be construed as, a federal-forum selection clause within the meaning and scope approved by the Delaware Supreme Court in *Salzberg v. Sciabacucchi,* 227 A.3d102 (Del. 2020), and is subject to and contingent upon a final adjudication in the State of Delaware confirming its enforceability under Delaware law.

Any Person who purchases or otherwise acquires any interest in any security of the Company shall be deemed to have notice of and consented to this Section 8.17 and the corresponding limitations on forum selection set forth herein. Electronic acceptance of the Company's subscription materials or investment documentation shall constitute acknowledgment and consent to this federal-forum selection provision.

Having established the exclusive federal forum for Securities Act claims, the following section confirms the validity of electronic, facsimile, and other non-manual signatures in the execution of this Agreement and related instruments.

8.18 Facsimile Signatures. The use of facsimile, electronic, or other non-manual signatures affixed in the name and on behalf of the Company, the Board, or the Company's transfer

agent and registrar on certificates representing Units—or on any instrument, agreement, or document executed pursuant to or in connection with this Agreement—is expressly authorized and permitted. Such execution and delivery shall be effective under the Delaware Uniform Electronic Transactions Act (6 Del. C. §12A-101 et seq.), the U.S. Electronic Signatures in Global and National Commerce Act (15 U.S.C. §7001 et seq.), and any similar applicable law.

Each such signature shall be valid, binding, and enforceable against the Person or entity whose name is so affixed, with the same force and effect as an original manual signature, to the fullest extent permitted by applicable law.

All counterpart originals, photocopies, or electronic reproductions bearing such facsimile or electronic signatures shall be treated as originals for all purposes of this Agreement and any related instruments.

Having confirmed the validity and enforceability of facsimile and electronic signatures in connection with Company documents and instruments, the following section provides that this Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

8.19 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Delivery and exchange of signature pages by electronic mail or other electronic transmission shall be deemed effective for all purposes as delivery of an original counterpart.

Execution and delivery of this Agreement by electronic transmission (including by .pdf or other electronic image) shall be deemed to have the same legal effect as delivery of an original manually executed counterpart.

Each party agrees that its electronic signature shall be deemed to be its valid and binding signature for all purposes of this Agreement.

Having confirmed the validity of electronic and counterpart execution of this Agreement, the foregoing provisions collectively constitute the full and final expression of the parties' rights, obligations, and understandings under this Limited Liability Company Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first written above.

INITIAL MEMBER

Signed by:

By: Charles J. Follini

440C9103CE2E484...

Name: Charles J. Follini
Title: Managing Principal

Members:

All members now and hereafter admitted as Members of the Company, pursuant to powers of attorney now and hereafter executed in favor of and granted and delivered to the Company or without execution hereof or thereof by purchasing or otherwise lawfully acquiring any Unit, pursuant to Section 1.7.

EXHIBIT A

MEMBERS, CAPITAL CONTRIBUTIONS, UNITS

Member Name	Address	Capital Contribution	Number of Class A Units	Percentage Interest
Charles J. Follini	[redacted]	$10,000.00	1,000	100.0%

EXHIBIT B

FORM OF COUNTERPART SIGNATURE PAGE

The undersigned hereby accepts, and becomes a party to, the Limited Liability Company Agreement (the "Agreement") of NOYACK LLC, a Delaware limited liability company (the "Company"), in connection with the acquisition of Units (as defined in the Agreement) of the Company, and by its signature below signifies its agreement to be bound by the terms and conditions of the Agreement.

Member Name: ________________________________

By: ________________________________

Name: ________________________________

Title: ________________________________

Number of Units: ________________________________

Agreed and Accepted:

NOYACK LLC,
a Delaware limited liability company

By: __________________________
Name: Charles J. Follini
Title: Manager

By: __________________________
Name: Stephen I. Robie
Title: Manager